Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of
OCTOBER 1, 2013
by and among
SOLARWINDS WORLDWIDE, LLC,
OPTIMUS ACQUISITION CORP.,
CONFIO CORPORATION,
THE EQUITY HOLDER REPRESENTATIVE OF CONFIO CORPORATION
and
U.S. BANK, NATIONAL ASSOCIATION
(With Respect to Article VII Only)

-ii-

(Continued)

4.7	Litigation	28
4.8	Governmental Authorization	28
4.9	Title to Property; Assets	29
4.10	Intellectual Property Rights	29
4.11	Taxes	35
4.12	Employee Benefit Plans	38
4.13	Agreements, Contracts and Commitments	43
4.14	Transactions with Affiliates	44
4.15	Environmental Matters	44
4.16	Customers and Suppliers	45
4.17	Warranties; Defects; Liabilities	45
4.18	Employee Matters	45
4.19	Complete Copies of Materials	46
4.20	Bankruptcy; Insolvency	46
4.21	Brokers or Finders	46
4.22	No Restrictions	46
4.23	Insurance	47
4.24	Bank Accounts	47
4.25	Powers of Attorney	47
4.26	No Unusual Transactions	47
4.27	HSR	49
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF SolarWinds	49
5.1	Corporate Organization, Standing and Power	49
5.2	Authority	49
5.3	Brokers or Finders	50
5.4	Litigation	50
5.5	Sufficiency of Funds	50

-iii-

(Continued)

ARTICLE VI	COVENANTS	51
6.1	Normal Course	51
6.2	Conduct of Business	51
6.3	Employment; Corporation Plans	53
6.4	Access to Books and Records Following the Closing	54
6.5	Certain Tax Matters	54
6.6	Spreadsheet	57
6.7	Directors’ and Officers’ Liability	57
6.8	Required Approvals	58
6.9	No Solicitation for a Competing Purpose	59
6.10	Further Assurances	60
ARTICLE VII	ESCROW AND INDEMNIFICATION	61
7.1	Survival of Representations, Warranties and Covenants	61
7.2	Indemnification	61
7.3	Limitations on Indemnification Obligations	62
7.4	Escrow	64
7.5	Third Party Claims	66
7.6	Exclusive Remedy	69
7.7	Exercise of Remedies by Indemnified Parties Other Than SolarWinds	69
7.8	Escrow Agent’s Duties	69
ARTICLE VIII	TERMINATION	71
8.1	Termination	71
8.2	Procedure for Termination	72
8.3	Effect of Termination	72
ARTICLE IX	GENERAL PROVISIONS	72
9.1	Notices	72
9.2	Interpretation	74
9.3	Entire Agreement; No Third Party Beneficiaries	75
9.4	Severability	75
9.5	Remedies Cumulative	75

-iv-

(Continued)

9.6	Governing Law; Jurisdiction	75
9.7	Waiver of Jury Trial	76
9.8	Assignability	76
9.9	Rules of Construction	76
9.10	Fees	76
9.11	Counterparts	76
9.12	Telecopy Execution and Delivery	77
9.13	Amendments and Waivers	77
9.14	Transaction Expenses	77
9.15	Public Announcements	77
9.16	USA Patriot Act Compliance	77
9.17	Representation	78

SCHEDULES

Schedule 1.1(p)	Confio Key Employees
Schedule 6.2	Conduct of Business
Schedule 6.6	Estimated Spreadsheet

EXHIBITS

Exhibit A	Form of Employee Proprietary Information Agreement
Exhibit B	Form of Stockholder Non-competition Agreement
Exhibit C	Form of Key Employee Non-competition Agreement
Exhibit D	Form of Paying Agent Agreement
Exhibit E	Form of Certificate of Merger
Exhibit F	Directors and Officers of Surviving Corporation
Exhibit G	Form of Tax Certificate
Exhibit H	Form of Letter of Transmittal
Exhibit I	Confio Disclosure Schedule
Exhibit J	U.S. Bank, National Association, Money Market Account
Exhibit K	Escrow Agent Fee Schedule
Exhibit L	Sample Closing Working Capital Amount Calculation

-v-

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is entered into as of October 1, 2013 by and among (a) SolarWinds Worldwide, LLC, a Delaware limited liability company (“SolarWinds”); (b) Optimus Acquisition Corp., a Delaware corporation (the “Merger Sub”) and a wholly-owned subsidiary of SolarWinds; (c) Confio Corporation, a Delaware corporation (“Confio”); (d) Charles Sander, in his capacity as the Equity Holder Representative (as defined in Section 3.12); and (e) solely for purposes of Article VII, U.S. Bank, National Association (the “Escrow Agent”). SolarWinds, Confio, the Merger Sub and the Equity Holder Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS: SolarWinds is the owner and holder of all of the issued and outstanding shares of the Merger Sub.
WHEREAS: SolarWinds desires to acquire all of the outstanding Capital Stock (as defined below) of Confio (the “Shares”) by means of a merger of the Merger Sub with and into Confio, and Confio desires the same, upon the terms and subject to the conditions of this Agreement.
WHEREAS: Pursuant to the Merger, Confio will be the surviving corporation of the merger and wholly-owned subsidiary of SolarWinds, and the Merger Sub will be the merged or disappearing corporation and shall cease to legally exist in accordance with the Delaware General Corporation Law (the “DGCL”).
WHEREAS: The Board of Directors of Confio has determined that the proposed merger of the Merger Sub with and into Confio is in the best interests of Confio and the Stockholders and approved this Agreement in accordance with the DGCL (the “Board Approval”).
WHEREAS: The Boards of Directors of SolarWinds, Inc. (as the sole member of SolarWinds) and the Merger Sub, as well as SolarWinds as the sole stockholder of the Merger Sub, have each approved the Merger and the Contemplated Transactions.
NOW, THEREFORE: In consideration of the foregoing premises and the representations, warranties and mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS
1.1    Certain Definitions.
For purposes of this Agreement, the term:
(a)    “Accounts Receivable” means all of Confio’s rights to receive payments for products or services sold or provided by Confio to its clients or customers prior to the close of business on the Closing Date, whether billed or unbilled as of the Closing Date or such other date as may be specifically referred to in this Agreement and the full benefit of all security for such accounts or rights to payment, including, but not limited to, all accounts receivable, notes receivable and other receivables (including unbilled receivables).
(b)    “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.
(c)    “Business” means the business of Confio as currently conducted, consisting of the design, development, marketing, sales and support of database management and performance solutions.
(d)    “Business Day” means a day except for Saturday, Sunday or other day on which banks in Denver, Colorado are authorized or required by Law to be closed.
(e)    “Capital Stock” of any Person means any and all shares of, conversion and other rights to purchase, including warrants or options (whether or not currently exercisable), and participations or other equivalents of or interests in (however designated), the equity (including, without limitation, common stock, preferred stock and limited liability company, partnership and joint venture interests) of such Person.
(f)    “Closing Cash Consideration” means (i) $103,000,000.00 in cash, (ii) minus the amount by which the Estimated Working Capital Amount is less than the Target Working Capital Amount, (iii) minus the Escrow Cash, (iv) minus the Expense Escrow Cash, and (v) minus the Confio Equity Holders’ share of the Escrow Agent’s fees payable in accordance with Section 7.8(j) and Exhibit K hereto.
(g)    “Closing Working Capital Amount” means, as of immediately prior to the Closing, (i) Confio’s current assets (excluding cash and cash equivalents) minus (ii) Confio’s current liabilities (excluding unearned revenue and transaction expenses to be paid at Closing), each as set forth on the Closing Balance Sheet and as determined in accordance with GAAP. For purposes of clarification, an example of the calculation of the Closing Working Capital Amount is set forth on Exhibit L attached hereto.

(h)    “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and any similar state law.
(i)    “Code” means the Internal Revenue Code of 1986, as amended.
(j)    “Common Equivalents” means the sum of (i) the number of shares of Confio Common Stock, plus (ii) the Deemed Converted Shares, plus (iii) the number of shares of Confio Common Stock issuable upon the exercise of Options, in each case outstanding immediately prior to the Effective Time.
(k)    “Common Per Share Amount” means the Common Share Amount divided by the number of Common Equivalents.
(l)    “Common Share Amount” means (i) the Closing Cash Consideration, plus (ii) the Excess Cash, plus (iii) the aggregate exercise price of the Options issued, outstanding and unexercised immediately prior to the Effective Time, minus (iv) the transaction expenses paid on behalf of Confio.
(m)    “Confio Common Stock” means each share of common stock of Confio, par value $0.001 per share, issued and outstanding immediately before the Closing (other than any shares of Confio common stock held directly by SolarWinds or Confio or any of their respective subsidiaries).
(n)    “Confio Equity Holder” means each holder of the Capital Stock of Confio as of immediately prior to the Effective Time.
(o)    “Confio Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including, without limitation, Confio’s Registered Intellectual Property Rights, that (i) is or are owned (in whole or in part) by or exclusively licensed to Confio, or (ii) Confio claims to own (in whole or in part) or claims to have an exclusive license to.
(p)    “Confio Key Employee” means an employee of Confio listed on Schedule 1.1(p).
(q)     “Confio Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, change or effect that, individually or in the aggregate, (i) is or could reasonably be expected to become materially adverse to or materially impair the Business, the operations, results of operations, condition (financial or otherwise), properties, tangible or intangible assets or Liabilities of Confio and its subsidiaries (taken as a whole) or (ii) materially impairs or could reasonably be expected to materially impair the ability of Confio to consummate the Merger; provided, however, that none of the following, either alone or in the aggregate, shall be taken into account in determining whether there has been a “Confio Material Adverse Effect” or a breach of a representation, warranty or covenant that is qualified by the term “Confio Material Adverse Effect”: (A) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from the pendency or announcement of the Contemplated Transactions; (B) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from any changes in applicable

Law, rules or regulations or relevant accounting principles or the interpretation or method of enforcement thereof; (C) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from general economic conditions or the industry in which Confio operates; (D) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from any natural disaster, act of war, armed hostility or terrorism or any worsening thereof or actions taken in response thereto; or (E) any failure to achieve any earnings, revenue or other financial projections; unless and to the extent, in the case of subparts (B), (C), (D) or (E) hereof, such an event, circumstance, occurrence, fact, condition, change or effect has a disproportionate impact on Confio as compared to other, similarly situated Persons.
(r)    “Confio Stockholders Agreement” shall mean that certain Stockholders Agreement dated March 15, 2004 by and among Confio, Charles Sander and Matthew Larson, as amended by that certain First Amendment to Stockholders Agreement dated August 2004 and that certain Second Amendment to Stockholders Agreement dated March 26, 2005.
(s)     “Continuing Employee” means a Confio employee who will receive an offer of employment by SolarWinds or its Affiliates, or continue under such employee’s current employment terms with Confio.
(t)    “Contract” means any note, bond, mortgage, indenture, contract, agreement, lease, license, franchise or other instrument or legally enforceable commitment (whether written or oral).
(u)    “Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any bankruptcy Law.
(v)    “Deemed Converted Shares” means the number of shares of Confio Common Stock that would be held by holders of Series A Shares and Series B Shares if, and assuming that, all Series A Shares and Series B Shares, respectively, had been converted into Confio Common Stock prior to the Effective Time.
(w)    “Dissenting Stockholder” means a holder of Shares, if any, who has perfected its appraisal rights in connection with the Merger in accordance with the DGCL.
(x)    “Dissenting Stockholders’ Amount” means the Common Per Share Amount multiplied by the number of Dissenting Shares, if any.
(y)    “Employee Proprietary Information Agreement” means the agreement set forth as Exhibit A hereto, which includes, without limitation, non-competition and non-solicitation provisions.
(z)    “Encumbrances” means any priority, Lien, pledge, hypothecation, claim, charge, mortgage, security interest, encumbrance, prior assignment, option, right of first refusal, preemptive right, community property interest or restriction of any nature whatsoever (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
(aa)    “End-User License” means a license to use Confio software products in executable code form granted by Confio to an end user in the ordinary course of business on the standard form of Confio end-user software license agreement that is substantially the same in all material respects to the form attached as Section 4.10(p)(ii) of the Confio Disclosure Schedule, which form may be executed manually or by click-through mechanics.
(bb)    “Environmental Law” means any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material, as in effect as of the date hereof and as of the Closing Date.
(cc)    “Environmental Permit” means any permit, approval, identification number, license or other authorization obtained by Confio or any subsidiary as required under or issued pursuant to any applicable Environmental Law.
(dd)    “Equity Holder” means a holder of Confio Capital Stock.
(ee)    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
(ff)    “ERISA Affiliate” shall mean any Person at any relevant time considered a single employer under Code Section 414 with Confio or any subsidiary; or any member of a controlled group of corporations, group of trades or businesses under common control or affiliated service group that includes Confio or any subsidiary (as defined for purposes of Section 414(b), (c) and (m) of the Code).
(gg)    “Escrow Cash” means a cash amount equal to $10,000,000.00.
(hh)    “Excess Cash” means cash and cash equivalents held by Confio as set forth on the Closing Balance Sheet minus the amount of any employer FICA Taxes arising as a result of the payments of Closing Cash Consideration made to Option Holders.
(ii)    “Expense Escrow Cash” means a cash amount equal to $300,000.00.
(jj)    “FICA Taxes” means the employer’s portion of any Social Security, Medicare, FICA, unemployment or other payroll Taxes with respect to any payments made pursuant to this Agreement on or after the Closing Date in respect of Options, including any such payments made prior to the Closing Date to the extent such Taxes have not been paid prior to the Closing Date to the appropriate Governmental Entity.
(kk)    “GAAP” means generally accepted accounting principles in the United States, consistently applied.

(ll)    “Governmental Entity” means any applicable federal, state, provincial, territorial, local or foreign governmental, administrative or regulatory authority, commission, body, agency, court or any judicial body or authority.
(mm)    “Hazardous Material” shall mean (i) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos‑containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.
(nn)    “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and all other foreign patents and utility models and applications therefor and all reissues, divisions, reexaminations, renewals, extensions, provisionals, continuations and continuations‑in‑part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all integrated circuit topographies, integrated circuit topography registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures, topology or topography (“Maskworks”); (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all World Wide Web addresses and domain names and applications and registrations therefor (“Domain Names”); (vii) all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.
(oo)    “knowledge,” “know” and “known” and similar phrases of any Person (other than Confio) shall mean actual knowledge of such Person of the particular fact, or constructive knowledge that a Person in such position should have known by application of reasonable care or diligence. With regard to the knowledge of Confio, this shall mean the actual or constructive knowledge of any of Matthew Larson, Charles Sander, Jackie Chamberlin, or Don Bergal.
(pp)    “Law” or collectively, “Laws” means all applicable statutes, laws, rules, regulations, ordinances, orders, judgments, decrees and other authorizations and approvals of Governmental Entities.
(qq)    “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.
(rr)    “Lien” means any right over property to secure a debt, or one created by Law in favor of certain creditors.
(ss)    “Non-competition Agreements” means the Stockholder Non-Competition Agreement in the form attached hereto as Exhibit B and the non-competition agreement between

SolarWinds and each of the Key Employees in the form attached hereto as Exhibit C (the “Key Employee Non-competition Agreement”).
(tt)    “Non-Employee Option” means any Option held by a Person not employed by Confio at the time such Option was granted to them, and not a director or former director of Confio.
(uu)     “Options” means the options to purchase Confio Common Stock issued by Confio.
(vv)    “ordinary course of business” means any action taken by a Person that is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person.
(ww)    “Paying Agent” means U.S. Bank, National Association.
(xx)    “Paying Agent Agreement” means that certain paying agent agreement, in the form attached as Exhibit D, by and among SolarWinds, Confio, the Equity Holder Representative and the Paying Agent.
(yy)    “Permits” means the franchises, licenses, permits, consents and certificates of any Governmental Entity issued to or held by Confio, if any, that relate to or were used in, or that have been under development for use in, the conduct of the Business (to the extent the same are transferable).
(zz)    “Permitted Encumbrances” shall mean (i) Encumbrances for current Taxes not yet due and payable or that are being contested in good faith, (ii) non-exclusive licenses granted by Confio in connection with the sales of products of the Business in the ordinary course of business, (iii) mechanics’, carriers’, workers’, repairers’, and other similar Encumbrances imposed by Law arising or incurred in the ordinary course of business for obligations that are not yet past due, (iv) Encumbrances on leases of real property arising from the provisions of such leases, (v) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other social security legislation, (vi) zoning regulations and restrictive covenants and easements that do not detract in any material respect from the value of Confio’s leasehold estates and do not materially and adversely affect, impair or interfere with the use by Confio of any property affected thereby, (vii) defects, utility easements, rights of way, restrictions, covenants, claims, subleases or similar items to serve or serving leased real property, (viii) liens securing rental payments under capital lease or operating lease arrangements and (ix) matters of public record.
(aaa)    “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity.
(bbb)    “Pro Rata Share” means with respect to each Confio Equity Holder, the percentage set forth on the Spreadsheet under the heading “Pro Rata Share.”

(ccc)    “PTO” means the United States Patent and Trademark Office.
(ddd)    “Purchase Price” means (i) the Closing Cash Consideration, (ii) minus the Working Capital Shortfall Amount, if any, when determined in accordance with Section 3.2, (iii) plus, if and to the extent distributed from the Escrow Fund to the Confio Equity Holders, the Escrow Cash and (iv) plus, if and to the extent distributed from the Equity Holder Representative Account to the Confio Equity Holders, the Expense Escrow Cash.
(eee)    “Registered Intellectual Property Rights” means all United States (federal or state) and all other international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; (iv) Maskwork registrations and applications to register Maskworks; and (v) any other Technology that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any federal, state, provincial or territorial government or other public legal authority at any time.
(fff)    “SolarWinds Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, change or effect that, individually or in the aggregate, materially impairs or could reasonably be expected to materially impair the ability of SolarWinds to consummate any of the Contemplated Transactions or any of the Transaction Documents to which it is a party; provided, however, that none of the following, either alone or in the aggregate, shall be taken into account in determining whether there has been a “SolarWinds Material Adverse Effect” or a breach of a representation, warranty or covenant that is qualified by the term “SolarWinds Material Adverse Effect”: (a) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from the pendency or announcement of the Contemplated Transactions; (b) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from any changes in applicable Law, rules or regulations or relevant accounting principles or the interpretation or method of enforcement thereof; (c) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from general economic conditions or the industry in which SolarWinds operates; (d) any event, circumstance, occurrence, fact, condition, change or effect arising out of or resulting from any natural disaster, act of war, armed hostility or terrorism or any worsening thereof or actions taken in response thereto; or (e) any failure to achieve any earnings, revenue or other financial projections; unless and to the extent, in the case of subparts (b), (c), (d) or (e) hereof, such an event, circumstance, occurrence, fact, condition, change or effect has a disproportionate impact on SolarWinds as compared to other, similarly situated Persons.
(ggg)     “Stockholder Non-competition Agreement” means the non-competition agreement between SolarWinds and Charles Sander in the form attached hereto as Exhibit B.
(hhh)    “Stockholders” means the stockholders of Confio.
(iii)    “Target Working Capital Amount” means $3,000,000.00.
(jjj)    “Tax” or, collectively, “Taxes” means (i) any and all domestic or foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added (including goods and services tax), ad valorem, customs duties and other similar charges, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 1.1(jjj) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group relief within a jurisdiction or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 1.1(jjj) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.
(kkk)    “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
(lll)    “Technology” means all data and information related to or consisting of source and object code, programs, routines, algorithms, software files and databases, functions or processes, and all tangible or intangible, digital, or electronic copies and embodiments of the foregoing in any media (including build scripts, bug reports, quality data, benchmarking information, translations and translation kits, test suites, test tools, test plans, data and internal and external documentation (including user’s manuals, specifications, architectural documents, product requirement documents, product roadmaps, notes from technical support, flow charts, system diagrams and input/output layouts)).
(mmm)    “Treasury Regulation” shall mean a regulation promulgated by the United States Treasury Department under one or more provisions of the Code.
1.2    Capitalized Terms. The following capitalized terms shall have the meaning specified in the indicated Section of this Agreement.

Term	Section
Action	Section 4.7
Agreement	Preamble
Auditor	Section 3.2(c)
Board Approval	Preamble
Certificate of Merger	Section 2.1(a)
Certificates	Section 3.9(a)
Change of Board Recommendation	Section 6.9(d)
Closing	Section 3.3
Closing Balance Sheet	Section 3.2(b)
Closing Date	Section 3.3
Combined Software	Section 4.10(s)

Term	Section
Company Board Recommendation	Section 6.9(c)
Competing Proposal	Section 6.9(e)
Confio	Preamble
Confio Charter Documents	Section 4.1
Confio Disclosure Schedule	Article IV
Confio Financial Statements	Section 4.5(a)
Confio Registered Intellectual Property Rights	Section 4.10(a)
Confio Stockholder Approval	Section 4.3(a)
Contemplated Transactions	Section 2.5
Copyrights	Section 1.1(nn)
Corporation Plans	Section 4.12(a)
Customer Contract Damages	Section 7.3(b)
Customers and Suppliers	Section 4.16
Damages	Section 7.2(a)
Damages Certificate	Section 7.4(d)
Dissenting Shares	Section 3.11(a)
DGCL	Preamble
Domain Names	Section 1.1(nn)
Duties	Section 7.8(a)
Effective Time	Section 2.2
Equity Holder Representative	Section 3.12(a)
Equity Holder Representative Account	Section 3.12(e)
Escrow Agent	Preamble
Escrow Fund	Section 7.4(a)
Escrow Period	Section 7.4(b)
Estimated Closing Balance Sheet	Section 3.2(a)
Estimated Spreadsheet	Section 6.6
Estimated Working Capital Amount	Section 3.2(a)
Excess Working Capital Amount	Section 3.2(d)
Excluded Damages	Section 7.3(b)
Final Working Capital Amount	Section 3.2(b)
Firm	Section 9.17
HSR Act	Section 6.8(a)
HSR Rules	Section 4.27
Indefinite Claims	Section 7.1(ii)
Indemnified Parties	Section 7.2(a)
Indemnifying Party	Section 7.2(a)
Interim Financial Statements	Section 4.5(a)
IRS	Section 4.11(d)
Key Employee Non-competition Agreement	Section 1.1(ss)
Letter of Transmittal	Section 3.9(a)

Term	Section
Maskworks	Section 1.1(nn)
Material Contracts	Section 4.13
Merger	Section 2.1
Merger Sub	Preamble
Objection Certificate	Section 7.4(e)
Option Holders	Section 3.6(c)(ii)
Option Proceeds	Section 3.6(c)(ii)
Option Shares	Section 3.6(c)(ii)
Parties/Party	Preamble
Patents	Section 1.1(nn)
PEO	Section 4.10(t)
Post-Closing Tax Period	Section 6.5(b)(ii)(1)
Pre-Closing Tax Period	Section 6.5(b)(i)
Prior Period Returns	Section 6.5(a)
Proposed Closing Balance Sheet	Section 3.2(b)
Public Software	Section 4.10(s)
Representatives	Section 6.8(a)
Restriction	Section 4.22
Seller Group	Section 9.17
Series A Shares	Section 3.6(b)
Series B Shares	Section 3.6(b)
Shares	Preamble
SolarWinds	Preamble
Source Code	Section 4.10(w)
Spreadsheet	Section 6.6
Standard Employee Documents	Section 6.3(a)
Statute of Limitation Claims	Section 7.1(i)
Straddle Period(s)	Section 6.5(b)(i)
Superior Proposal	Section 6.9(f)
Surviving Claims	Section 7.1
Surviving Corporation	Section 2.1
Termination Date	Section 8.1(b)
Third Party Claim	Section 7.5(a)
Trade Secrets	Section 1.1(nn)
Trademarks	Section 1.1(nn)
Transaction Documents	Section 4.3(a)
Treasury Shares	Section 3.6(d)
Welfare Plan	Section 4.12(h)
Working Capital Shortfall Amount	Section 3.2(d)
Year End Financial Statements	Section 4.5(a)

ARTICLE II

THE MERGER
2.1    The Merger. At the Effective Time and subject to and upon the terms of this Agreement and the DGCL, the Merger Sub shall be merged with and into Confio (the “Merger”), the separate corporate existence of the Merger Sub shall cease and Confio shall continue as the surviving corporation wholly owned by SolarWinds in accordance with Section 2.4 (the “Surviving Corporation”).
(a)    Delaware Certificate of Merger. At the Closing, Confio and the Merger Sub shall execute and acknowledge a Certificate of Merger substantially in the form of Exhibit E (“Certificate of Merger”) providing for the Merger pursuant to Section 251 of the DGCL.
(b)    Filings. Immediately upon completion of the Closing, Confio and the Merger Sub shall cause the Merger to be consummated by filing or causing to be filed the Certificate of Merger with the Delaware Secretary of State pursuant to Section 103 of the DGCL.
2.2    Effective Time. The effective time of the Merger (the “Effective Time”) shall be the time of the filing of the Certificate of Merger or such later time as set forth therein.
2.3    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of Confio and the Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, obligations and duties of Confio and the Merger Sub shall become the debts, Liabilities, obligations and duties of the Surviving Corporation.
2.4    The Surviving Corporation.
(a)    Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read as the Certificate of Incorporation of the Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law and such Certificate of Incorporation, provided that Article I of such Certificate of Incorporation shall be amended to read in its entirety as follows: “The name of this corporation is Confio Corporation (the “Corporation”).”
(b)    Bylaws. The Bylaws of the Surviving Corporation shall be amended and restated to read as the Bylaws of the Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.
(c)    Directors and Officers. At the Effective Time, the individuals listed on Exhibit F attached hereto shall be the directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.
(d)    Surrender. At the Closing, the Merger Sub shall surrender its stock registry, minute book and corporate seal to the Surviving Corporation. At the Effective Time, the stock transfer books of the Merger Sub shall be closed, and there shall be no registration of transfers of shares of Capital Stock of the Merger Sub thereafter.
2.5    Additional Actions. If, at any time after the Closing, the Surviving Corporation shall consider or be advised that any further assignments or assurances or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title of interest in, to or under any of the rights, properties or assets of the Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (the “Contemplated Transactions”), the Merger Sub shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney coupled with an interest to execute and deliver all such proper deeds, assignments, novations and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement and the Contemplated Transactions; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Merger Sub or otherwise to take any and all such actions.
ARTICLE III

MERGER CONSIDERATION AND CLOSING
3.1    Purchase Price.
(a)    Payment. At the Closing, upon the terms and subject to the conditions contained in this Agreement, in consideration for the Merger, SolarWinds will make the payments specified in Section 3.2 and Section 3.5(b) below.
3.2    Adjustments to the Purchase Price.
(a)    Initial Adjustment to Estimated Closing Balance Sheet. Not less than two (2) Business Days prior to the Closing Date, Confio shall deliver to SolarWinds Confio’s estimated unaudited balance sheet as of the Closing Date (the “Estimated Closing Balance Sheet”) and an estimate of the Closing Working Capital Amount as of the close of business on the Closing Date (the “Estimated Working Capital Amount”), together with all appropriate supporting documentation. The Estimated Closing Balance Sheet shall be prepared by Confio in good faith, in accordance with GAAP and in a manner consistent with the Year End Financial Statements.
(b)    Closing Balance Sheet. SolarWinds will deliver a proposed Closing Balance Sheet, prepared in a manner consistent with Section 3.2(a) above (the “Proposed Closing Balance Sheet”), which Proposed Closing Balance Sheet will include SolarWinds’ determination of the

Closing Working Capital Amount as of the Closing Date, to the Equity Holder Representative within ninety (90) calendar days after the Closing Date. If, within fifteen (15) calendar days following delivery of the Proposed Closing Balance Sheet, the Equity Holder Representative has not given SolarWinds notice of its objection to the Closing Working Capital Amount (which notice must contain a statement in reasonable detail of the basis of any such objection), then such Closing Working Capital Amount shall be considered final. If the Equity Holder Representative gives notice of an objection, SolarWinds and the Equity Holder Representative shall use their respective good faith efforts to resolve any dispute by negotiation. If such dispute cannot be settled by negotiation within thirty (30) calendar days after receipt by SolarWinds of the Equity Holder Representative’s notice, the dispute shall be resolved in accordance with the financial issue resolution process set forth in Section 3.2(c) below. The Closing Working Capital Amount as finally determined in accordance with this Section 3.2 shall be referred to herein as the “Final Working Capital Amount”; the Proposed Closing Balance Sheet as finally determined in accordance with this Section 3.2 shall constitute the “Closing Balance Sheet.”
(c)    Financial Issue Resolution Process. Disputes between SolarWinds and the Equity Holder Representative regarding the Final Working Capital Amount that cannot be resolved by negotiation within thirty (30) calendar days after receipt by SolarWinds of the Equity Holder Representative’s notice in accordance with Section 3.2(b) above shall be referred by SolarWinds and the Equity Holder Representative, no later than such 30th calendar day, for decision to a nationally recognized independent public accounting firm mutually acceptable to the Equity Holder Representative and SolarWinds (the “Auditor”), which shall act as arbitrator and determine a resolution of the dispute, based solely on presentations by the Equity Holder Representative and SolarWinds and only with respect to the remaining differences so submitted. The Auditor shall deliver its written determination to SolarWinds and the Equity Holder Representative no later than the 30th calendar day after the remaining differences underlying the dispute are referred to the Auditor, or such longer period of time as the Auditor determines is necessary. The Auditor’s determination shall be final and binding upon the Parties and not subject to appeal. The Auditor will determine the allocation of its fees, costs and expenses in determining the Final Working Capital Amount based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. SolarWinds and the Equity Holder Representative shall make readily available to the Auditor all relevant information, books, records and any work papers relating to the dispute and all other items reasonably requested by the Auditor (excluding documents subject to the attorney-client privilege). In no event may the Auditor’s resolution of any difference be for an amount that is outside the range of SolarWinds’ and the Equity Holder Representative’s disagreement.
(d)    Finalization and Payment of the Final Purchase Price. The Purchase Price will be adjusted, upward or downwards, by comparing the Final Working Capital Amount to the Estimated Working Capital Amount. If the Final Working Capital Amount is greater than the Estimated Working Capital Amount (the amount by which the Final Working Capital Amount exceeds the Estimated Working Capital Amount being referred to herein as the “Excess Working Capital Amount”), SolarWinds shall, within three (3) Business Days after the Final Working Capital Amount is finally determined pursuant to this Section 3.2, pay to the Paying Agent for distribution to the Confio Equity Holders, in immediately available funds, the Excess Working Capital Amount with such amount to be paid to the Confio Equity Holders, in accordance with each Confio Equity Holder’s Pro Rata Share, provided, however, that if the actual Final Working Capital Amount is in excess of $3,000,000.00, then the Final Working Capital Amount shall conclusively be deemed to be $3,000,000.00 for purposes of calculating any Excess Working Capital Amount under this Section 3.2(d) so that the Purchase Price is not adjusted upward for the Final Working Capital Amount in excess of $3,000,000.00. If the Final Working Capital Amount is less than the Estimated Working Capital Amount (the amount by which the Estimated Working Capital Amount exceeds the Final Working Capital Amount being referred to herein as the “Working Capital Shortfall Amount”), the Equity Holder Representative shall, within three (3) Business Days after the Final Working Capital Amount is finally determined pursuant to this Section 3.2, pay or cause to be paid to SolarWinds the Working Capital Shortfall Amount in immediately available funds out of the Escrow Fund established pursuant to Section 7.4, in accordance with each Confio Equity Holder’s Pro Rata Share. In the event that the Equity Holder Representative for any reason fails to make any payment contemplated above, then SolarWinds may bring an indemnification claim under Article VII. The obligations of the Confio Equity Holders under this Section 3.2 are not subject to the limitations set forth in Section 7.3(a) – (c).
3.3    Time and Place of Closing. Unless this Agreement shall have been terminated and the Contemplated Transactions shall have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Section 3.4, the Merger and Contemplated Transactions shall be consummated (the “Closing”) at the offices of Squire Sanders (US) LLP, 8000 Towers Crescent Drive, 14th Floor, Vienna, Virginia at 10:00 a.m. (E.D.T.) on October 7, 2013 or as promptly as practicable (and in any event, within three (3) Business Days) after satisfaction or waiver of the conditions set forth in Section 3.4, or on such other date, or at such other time or place, as shall be agreed upon in writing by SolarWinds and the Equity Holder Representative (the “Closing Date”).
3.4    Closing Conditions.
(a)    Conditions of Confio’s Obligations at Closing. The obligations of Confio under this Agreement to consummate the Contemplated Transactions shall be subject to the satisfaction (or waiver), at or prior to the Effective Time, of each of the following conditions:
(i)    The representations and warranties of SolarWinds and the Merger Sub (without giving effect to any materiality qualifications therein) in this Agreement shall be true and correct except for such failures to be true and correct as would not have a SolarWinds Material Adverse Effect as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such date).
(ii)    SolarWinds and the Merger Sub shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by SolarWinds and the Merger Sub at or prior to Closing.

(b)    Conditions of SolarWinds’ and the Merger Sub’s Obligations at Closing. The obligations of SolarWinds and the Merger Sub under this Agreement to consummate the Contemplated Transactions shall be subject to the satisfaction (or waiver), at or prior to the Effective Time, of each of the following conditions:
(i)    The representations and warranties of Confio in this Agreement (without giving effect to any materiality qualifications therein) shall be true and correct except for such failures to be true and correct as would not have a Confio Material Adverse Effect as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such date).
(ii)    There shall not have occurred a Confio Material Adverse Effect.
(iii)    Confio shall have, in all material respects, performed and complied with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Confio at or prior to the Closing.
(iv)     Confio must be able to retain title to all of the Confio Intellectual Property without any additional Encumbrances or increased payment obligations and be able to retain any third-party licenses, technology or rights without SolarWinds incurring additional sums above the Purchase Price other than any ongoing fees that would have had to be paid by Confio regardless of the Contemplated Transaction.
(v)    Confio shall have terminated any agreement or arrangement pursuant to which Confio has agreed to provide credit or make any loans to any Person (or guaranty the indebtedness of any Person) and paid any amounts necessary for such termination, except trade credit extended in the ordinary course of business.
(vi)    Each Non-competition Agreement executed by the Confio Key Employees.
(vii)    Executed SolarWinds offer letters by each of the Confio Key Employees.
(viii)    The holders of not less than ninety percent (90%) of the Shares shall have (A) voted or acted by written consent to adopt and approve this Agreement, the Merger and the Contemplated Transactions and (B) irrevocably waived their rights to be Dissenting Stockholders.
(ix)    The Confio Stockholders Agreement shall have been terminated.
(c)    Conditions to Obligations of Confio, SolarWinds and the Merger Sub. The obligations of Confio, SolarWinds and the Merger Sub under this Agreement to consummate the Contemplated Transactions shall be subject to the satisfaction (or waiver), at or prior to the Effective Time, of each of the following conditions:

(i)    Consents and Approvals. All third party consents, approvals, authorizations, Permits and waivers, if any, necessary to consummate the Contemplated Transactions and/or necessary for, or useful in, the operation of the Business as conducted by Confio as of the Closing, including without limitation the approval of all relevant regulatory authorities, which consents and approvals are set forth on Section 3.4(c)(i) of the Confio Disclosure Schedule, shall have been obtained and shall be in effect at the Closing and shall not materially limit or restrict the ownership or the operation of the Business, including, but not limited to, the applicable waiting periods, together with any extensions thereof, under the HSR Act (if applicable) shall have expired or been terminated.
(ii)    Conduct of Business. No action will have been taken or initiated by a third party, nor any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) will have been enacted by any Governmental Entity that has or could have the effect of materially limiting or restricting SolarWinds’ indirect ownership of the Surviving Corporation or the Surviving Corporation’s conduct or operation of its Business following the Closing, nor will any proceeding seeking any of the foregoing be pending or threatened.
(iii)    No Action. No action shall have been taken, nor shall any statute, rule or regulation have been enacted, by any Governmental Entity or third party that makes the consummation of the Contemplated Transactions illegal, or that could reasonably be expected to have the effect of preventing the consummation of the Closing.
(iv)    Authority. Confio will have obtained all necessary stockholder approval to effect the Merger.
(v)    Restraining Orders; Injunctions. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Contemplated Transactions or any other Transaction Document shall be in effect.
(vi)    Litigation. No litigation regarding this Agreement or the Contemplated Transactions shall have commenced or be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (A) prevent consummation of the Contemplated Transactions, or (B) cause the Contemplated Transactions to be rescinded following consummation.
3.5    Closing Deliverables.
(a)    At Closing, Confio shall deliver or cause to be delivered to SolarWinds and the Merger Sub the following:
(i)A certificate, in form and substance reasonably satisfactory to SolarWinds, executed by the Chief Executive Officer of Confio, certifying that the conditions set forth in Section 3.4(b)(i)-(iii) have been satisfied and that the representations and warranties of Confio in this Agreement remain true and correct in all material respects as of the Closing Date, with the same effect as though made as of the Closing Date.

(ii)The Non-competition Agreement executed by that certain Stockholder.

(iii)Certificate(s) representing all issued and outstanding shares of Confio Common Stock held by any Confio Equity Holder holding greater than five percent (5%) of the Common Equivalents, to the extent that any such Confio Equity Holder seeks to receive the applicable portion of the Closing Cash Consideration pursuant to Section 3.5(b)(iv)(B).

(iv)The Spreadsheet.

(v)Copies or other evidence reasonably satisfactory to SolarWinds of the consents and approvals set forth on Section 3.4(c)(i) of the Confio Disclosure Schedule.

(vi)Written resignations, dated as of the Closing Date, of all directors and officers (except as to their status as employees) of Confio.

(vii)The Paying Agent Agreement, duly executed by Confio and the Equity Holder Representative.

(viii)Executed documentation necessary to change Confio’s bank account signatories to those of SolarWinds’ choosing.

(ix)With respect to Confio, statements, substantially in the form attached hereto as Exhibit G, that meet the requirements of Sections 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations and certify that such corporation is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(x)Evidence reasonably satisfactory to SolarWinds as to the termination of any Corporation Plans, or withdrawal from any Corporation Plans, as applicable, covering any Confio employee as contemplated by Section 6.3(e).

(xi)Evidence reasonably satisfactory to SolarWinds of the release and discharge of any material Encumbrance on any asset of Confio other than a Permitted Encumbrance, including without limitation, UCC-3 termination statements.

(xii)All other documents or instruments as SolarWinds shall reasonably deem necessary in order to complete the Merger and to consummate the Contemplated Transactions, provided that such documents or instruments are material and customarily delivered at the closing of transactions of the type and size contemplated hereby.

At Closing, Confio shall cause the Excess Cash to be paid to the Paying Agent by wire transfer of immediately available funds for distribution pursuant to the Paying Agent Agreement.

(b)    At the Closing, SolarWinds and the Merger Sub shall (A) deliver or cause to be delivered the Stockholder Non-competition Agreement executed by SolarWinds, (B) deliver or cause to be delivered the Paying Agent Agreement duly executed by SolarWinds and (C) make, or cause to be made, the following payments:
(i)first, the Escrow Cash shall be deposited with the Escrow Agent and the fees of the Escrow Agent shall be paid;

(ii)second, the Expense Escrow Cash shall be deposited in the Equity Holder Representative Account and the fees of the Paying Agent shall be paid;

(iii)third, the Option Proceeds shall be paid to the Paying Agent for distribution to the payroll accounts of Confio for timely payment (which SolarWinds shall cause to be made by Confio) to the Option Holders (other than holders of Non-Employee Options) in accordance with Section 3.6(b)(ii), the Spreadsheet and the Paying Agent Agreement;

(iv)fourth, the transaction expenses of Confio shall be paid on behalf of Confio; and

(v)fifth, the balance of the Closing Cash Consideration shall be paid to (A) the Paying Agent by wire transfer of immediately available funds for distribution to the Stockholders and any holders of Non-Employee Options in accordance with Section 3.6, the Spreadsheet and the Paying Agent Agreement and subject to Section 3.9, or (B) to certain Stockholders in accordance with Section 3.6, the last sentence of Section 3.9(a) and the Spreadsheet, in each case by wire transfer of immediately available funds to the accounts designated by such Stockholders.

3.6    Effect on Confio Capital Stock.
(a)    Confio Common Stock. At the Effective Time, by virtue of the Merger and without the requirement of any action on the part of SolarWinds, the Merger Sub, Confio or the Confio Equity Holders, each Share of Confio Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Shares and any Dissenting Shares) shall be cancelled and converted automatically into and shall thereafter represent the right to receive the Common Per Share Amount and each Confio Equity Holder (except for the Dissenting Stockholders) shall thereafter cease to have any rights as a Confio Equity Holder, other than (i) the rights to receive such Confio Equity Holder’s Pro Rata Share of (A) the Escrow Cash in accordance with Section 7.4, and/or (B) the Excess Working Capital Amount, if any, in accordance with Section 3.2(d) and/or (C) the Expense Escrow Cash in accordance with Section 3.12(e), in each case in accordance with the Spreadsheet upon surrender of the certificate(s) evidencing such Shares (or, if applicable, upon satisfaction of the requirements of Section 3.10), and (ii) any rights granted to the Confio Equity Holders pursuant to this Agreement and the other Transaction Documents.
(b)    Confio Series A and Series B Shares. Each share of Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Shares”) and Series B Convertible Preferred

Stock, par value $0.001 per share (“Series B Shares”) (other than the Series A Shares and Series B Shares that are Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted automatically into, and shall thereafter represent, the right to receive the Common Per Share Amount, and each Confio Equity Holder (except for the Dissenting Stockholders) shall thereafter cease to have any rights as a Confio Equity Holder, other than (i) the right to receive, when, if and to the extent paid pursuant to the terms of this Agreement, such holder’s Pro Rata Share of (A) the Escrow Cash in accordance with Section 7.4, and/or (B) the Excess Working Capital Amount, if any, in accordance with Section 3.2(d) and/or (C) the Expense Escrow Cash in accordance with Section 3.12(e), in each case, in accordance with the Spreadsheet upon surrender of the certificate(s) evidencing such Shares (or, if applicable, upon satisfaction of the requirements of Section 3.10), and (ii) any rights granted to the Confio Equity Holders pursuant to this Agreement and the other Transaction Documents.
(c)    Options to Purchase Confio Common Stock.
(i)    Prior to the Effective Time, Confio shall have taken all actions necessary with respect to the Options (including providing any required notices thereunder) to be terminated and cancelled at the Effective Time.
(ii)    All Options that are issued, outstanding and unexercised immediately prior to the Effective Time shall, without any further action on the part of the holders of such Options as identified in the Spreadsheet (the “Option Holders”), be terminated and cancelled at the Effective Time and each Option Holder shall have the right to receive (less any required withholding) in respect thereof an amount equal to the product obtained by multiplying (A) the number of shares of Confio Common Stock underlying such Option Holder’s Options (the “Option Shares”) by (B) the positive difference between the Common Per Share Amount and the applicable exercise price per share for each Option Share (the “Option Proceeds”). In addition to the foregoing, each Option Holder shall be entitled to receive, when, if and to the extent paid pursuant to the terms of this Agreement, such Option Holder’s Pro Rata Share of (x) the Escrow Cash in accordance with Section 7.4, (y) the Excess Working Capital Amount and/or (z) the Expense Escrow Cash in accordance with Section 3.12(e), if any, in accordance with Section 3.2(d), in each case, in accordance with the Spreadsheet.
(iii)    Any employer FICA Taxes arising as a result of the payments of Closing Cash Consideration made to Option Holders pursuant to Section 3.6 shall not be treated as current Liabilities of Confio. To the extent that any employer FICA Taxes arise as a result of any payments to Option Holders of amounts distributed from the Escrow Fund in accordance with Section 7.4 hereof, such payments shall be made by SolarWinds and deducted from the Escrow Fund.
(d)    Treasury Shares. Any shares of Confio Capital Stock held in the treasury of Confio immediately prior to the Effective Time (the “Treasury Shares”) shall be cancelled without any conversion thereof, and no payment or distribution shall be made with respect thereto.
3.7    Conversion of Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of SolarWinds, the Merger Sub, Confio or the Confio Equity

Holders, each share of the Merger Sub’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and each certificate evidencing ownership of shares of the Merger Sub’s common stock shall evidence ownership of an identical number of shares of common stock of the Surviving Corporation.
3.8    [Intentionally omitted].
3.9    Payment for Options and Payment for, and Surrender of, Shares.
(a)    Payment and Surrender of Options and Shares. The Paying Agent shall act as paying agent in effecting the exchange of cash for Shares and the Options entitled to payment pursuant to Section 3.6. As soon as practicable (and in any event within one (1) Business Day) (i) after the Effective Time, Confio shall provide to each Option Holder who is an employee of Confio as of the date hereof a properly completed letter of transmittal in substantially the form attached hereto as Exhibit H (the “Letter of Transmittal”) and (ii) after the Effective Time, SolarWinds shall instruct the Paying Agent to mail to each Stockholder and holder of Non-Employee Options a properly completed Letter of Transmittal, in each case together with instructions for use of the Letter of Transmittal in effecting the surrender in the case of a Stockholder, certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Confio Common Stock or Series A Shares or Series B Shares, as applicable, that were converted into the right to receive consideration pursuant to Section 3.6 (the “Certificates”) in exchange for the applicable portion of the Closing Cash Consideration.
The Letter of Transmittal shall include a release of Confio, SolarWinds and the Merger Sub as well as customary representations and warranties by each Confio Equity Holder, and shall specify that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by SolarWinds (or, in the case of any lost Certificate, compliance with Section 3.10), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates. Each (x) Stockholder, upon surrender of a Certificate for cancellation to the Paying Agent together with such Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions and (y) Option Holder upon completion of a Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, shall be entitled to receive in exchange therefor a check (or via wire transfer if so elected) representing the then-applicable portion of the Closing Cash Consideration to which such Stockholder or Option Holder is entitled under Section 3.6, determined pursuant to this Agreement and as set forth on the Spreadsheet, and any Certificates so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Confio Common Stock or Series A Shares or Series B Shares, as applicable, will be deemed, from and after the Effective Time, for all corporate purposes, to represent only the right to receive upon surrender the then-applicable portion of the Closing Cash Consideration, together with the rights to receive (i) such Confio Equity Holder’s Pro Rata Share of the Escrow Cash in accordance with Section 7.4, and (ii) any rights granted to the Confio Equity Holders pursuant to this Agreement and the other Transaction Documents, in accordance with the terms of this Agreement and as set forth on the

Spreadsheet. Notwithstanding the foregoing, in the case of any Confio Equity Holder holding greater than five percent (5%) of the Common Equivalents, so long as such Confio Equity Holder delivers a duly executed Letter of Transmittal no later than three (3) Business Days prior to the Closing Date and delivers its Certificates no later than one (1) Business Day prior to the Closing Date, the Equity Holder Representative will cause the Paying Agent to use commercially reasonable efforts to wire the payment payable to any such Confio Equity Holder pursuant to Section 3.5(b) in immediately available funds on the Closing Date.
(b)    Closing of Transfer Books. At the Effective Time, the stock transfer books of Confio shall be closed and there shall not be any further registration of transfers of any Shares thereafter on the records of Confio. If, after the Effective Time and through the one-year anniversary of the Effective Time, Certificates representing any such Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for any payment due as provided in this Article III. No Confio Equity Holder shall be entitled to receive interest on any amount payable upon the surrender of Certificates.
(c)    Late Surrender. If any Confio Equity Holder fails to surrender and exchange Certificate(s) by the one (1) year anniversary of the Effective Time, thereafter such holders shall only be entitled to look to the Surviving Corporation as general, unsecured creditors thereof (subject to abandoned property, escheat or similar Laws) to receive amounts payable upon due surrender of the Certificates and shall not be entitled to receive any interest thereon.
(d)    Escheat, Etc. None of SolarWinds, the Merger Sub or the Surviving Corporation shall be liable to any Person in respect of any cash delivered to a public official pursuant to applicable abandoned property, escheat or similar Law. If any Certificate(s) shall not have been surrendered prior to seven (7) years after the Effective Time (or immediately prior to such earlier date on which any Purchase Price or any dividends or distributions payable to the holder of such Certificate(s) would otherwise escheat to, or become the property of, any Governmental Entity), any such Purchase Price or cash, dividends or distributions in respect of such Certificates shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
3.10    Lost Certificates. In the event a Stockholder claims a certificate representing a Share has been lost, stolen or destroyed, the Paying Agent will forward additional documentation and instructions necessary to be completed in order to effectively surrender the Shares represented by such lost or destroyed Certificate(s) (including instructions relating to payment by holder of such lost or destroyed Certificate of an indemnity/surety bond fee equal to 2.25% of the cash value of the Shares represented by such Certificate and a $150.00 handling fee).
3.11    Dissenting Shares.
(a)    Notwithstanding any provision of this Agreement to the contrary, each share of Confio Common Stock or Series A Share or Series B Share that, immediately before the Effective Time, was held by any Person who has duly exercised in connection with the Merger the appraisal rights afforded to Dissenting Stockholders pursuant to the DGCL (such shares, collectively, “Dissenting Shares”) will be converted into the right to receive the fair value of such shares determined in accordance with the provisions of the DGCL and shall not be converted into the right to receive the Purchase Price in accordance with this Article III.
(b)    Confio shall generally keep SolarWinds reasonably informed of the status of any demands for appraisal received by Confio, which shall specifically include that Confio shall give SolarWinds prompt notice of any demands for appraisal received by Confio, withdrawals of such demands, and any other instruments related thereto served pursuant to the DGCL and received by Confio; provided, however, that Confio shall have the right in its sole discretion to conduct any such negotiations or proceedings with respect to demands for appraisal under the DGCL.
(c)    If there are any Dissenting Stockholders, SolarWinds shall withhold from the Closing Cash Consideration the Dissenting Stockholders’ Amount. The Surviving Corporation shall be solely responsible for payment of all amounts in the event that appraisal and payment rights with respect to any Dissenting Shares are duly exercised pursuant to Section 262 of the DGCL or for paying the Purchase Price to such Stockholders in the event that appraisal rights were not duly exercised or were withdrawn.
3.12    Equity Holder Representative.
(a)    Charles Sander is hereby appointed as the Equity Holders’ true and lawful representative, proxy, agent and attorney-in-fact (the “Equity Holder Representative”) for a term that shall be continuing and indefinite and without a termination date except as otherwise provided herein, with full power and authority to act for and on behalf of the Confio Equity Holders in connection with, or relating to, the Transaction Documents and the Contemplated Transactions, including, without limitation, (i) to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the other Transaction Documents, (ii) to give and receive notices and communications, (iii) to receive and accept service of legal process in connection with any Action arising under the Transaction Documents or in connection with the Contemplated Transactions, (iv) to receive and deliver the amount(s) comprising the Escrow Cash, the Expense Escrow Cash, the Excess Working Capital Amount and/or the Working Capital Shortfall Amount, (v) to object to or accept any claims against or on behalf of the Confio Equity Holders in connection with the Escrow Cash, the Expense Escrow Cash, the Excess Working Capital Amount and/or the Working Capital Shortfall Amount, (vi) to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to the Escrow Cash, the Expense Escrow Cash, the Excess Working Capital Amount and/or the Working Capital Shortfall Amount, (vii) to enforce payment of any amounts payable to the Indemnified Parties, in each case on behalf of the Indemnifying Parties, in the name of the Equity Holder Representative and (viii) to take all actions and execute such documents as are or may be necessary or appropriate in the sole opinion of the Equity Holder Representative for the accomplishment of the foregoing. Such agency may be changed at any time and from time to time by the action of Confio Equity Holders holding more than fifty percent (50%) of the issued and outstanding Shares that approved the Merger, and shall become effective upon not less than thirty (30) calendar days’ prior written notice to SolarWinds. Except as provided in the foregoing sentence, in the event that for any reason the most recent Equity Holder Representative shall no longer be serving in such capacity, including, without limitation, as a result of the death, resignation, or incapacity of the Equity Holder Representative, either (A) the outgoing Equity Holder Representative shall appoint a successor Equity Holder Representative or (B) if the outgoing Equity Holder Representative is unable, unwilling or otherwise fails to appoint a successor Equity Holder Representative, then Confio Equity Holders holding more than fifty percent (50%) of the issued and outstanding Shares that approved the Merger shall designate another Person to act as Equity Holder Representative, such that, at all times, to the extent practicable, there will be an Equity Holder Representative with the authority provided hereunder. Any change in the Equity Holder Representative pursuant to the foregoing sentence shall become effective upon delivery of written notice of such change to SolarWinds. The Equity Holder Representative shall not receive compensation for his services. The authority conferred under this Section 3.12 is an agency coupled with an interest and, to the extent permitted by applicable Law, all authority conferred hereby is irrevocable and not subject to termination by the undersigned or by operation of Law, whether by the death or incapacity of any of the Confio Equity Holders, or the occurrence of any other event.
(b)    The Equity Holder Representative shall not be liable for any act done or omitted hereunder in his capacity as Equity Holder Representative in the absence of gross negligence or willful misconduct on his part. The Confio Equity Holders shall severally and not jointly indemnify the Equity Holder Representative and hold the Equity Holder Representative harmless from and against any and all damages, actions, proceedings, demands, Liabilities, losses, taxes, fines, penalties, costs, claims and expenses (including, without limitation, reasonable fees of counsel) of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by the Equity Holder Representative in connection with the administration of his duties hereunder, except where such losses arise from or are the result of the Equity Holder Representative’s gross negligence or willful misconduct.
(c)    Any decision, act, consent or instruction taken or given by the Equity Holder Representative pursuant to this Agreement shall be and constitute a decision, act, consent or instruction of all Confio Equity Holders and shall be final, binding and conclusive upon each such Confio Equity Holder. SolarWinds and the Merger Sub, and, following the Effective Time, the Surviving Corporation, may rely upon any such decision, act, consent or instruction of the Equity Holder Representative as being the decision, act, consent or instruction of each and every Confio Equity Holder and shall have no duty to inquire as to the acts and omissions of the Equity Holder Representative. The Merger Sub, SolarWinds and, following the Effective Time, the Surviving Corporation, are hereby relieved from any Liability to any Person for any acts done by them in accordance with, or otherwise with respect to any aspect of, such decision, act, consent or instruction of the Equity Holder Representative.
(d)    Notices given to the Equity Holder Representative in accordance with Section 9.1 shall constitute notice to the Confio Equity Holders for all purposes under this Agreement.
(e)    All expenses, if any, reasonably incurred by the Equity Holder Representative in connection with the performance of his duties as the Equity Holder Representative will be borne and paid by the Confio Equity Holders according to their respective Pro Rata Shares. The

Equity Holder Representative shall establish, on or prior to the Closing Date, a segregated account with a third party financial institution over which the Equity Holder Representative shall have control (the “Equity Holder Representative Account”), into which the Expense Escrow Cash shall be deposited by SolarWinds at the Effective Time in accordance with Section 3.5(b)(ii). The Equity Holder Representative may use the Expense Escrow Cash in his sole discretion, at any time and from time to time between the date of this Agreement and the conclusion of the Escrow Period, in connection with the performance of his duties as the Equity Holder Representative. Within ten (10) Business Days following the conclusion of the Escrow Period, any and all of the remaining Expense Escrow Cash shall be released by the Equity Holder Representative from the Equity Holder Representative Account to the Paying Agent to be distributed to the Confio Equity Holders in accordance with their respective Pro Rata Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CONFIO

Confio represents and warrants to SolarWinds and the Merger Sub, and acknowledges that SolarWinds and the Merger Sub are relying upon such representations and warranties in connection with the Merger and the consummation of the Contemplated Transactions, that the statements contained in this Article IV are true and correct as of the date hereof, except as set forth in the Confio Disclosure Schedule delivered to SolarWinds and the Merger Sub concurrently with the delivery of this Agreement and attached hereto as Exhibit I (the “Confio Disclosure Schedule”), which disclosure shall provide an exception to, or otherwise qualify, the representations or warranties of Confio contained in the section of this Agreement corresponding by number to such disclosure and to any other representation or warranty in this Agreement to which the applicability of such disclosure is reasonably apparent on its face or if the items are expressly cross-referenced.
4.1    Corporate Organization; Standing and Power. Confio is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Confio has no subsidiaries. Confio has the corporate power to own its properties and to carry on its Business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Confio Material Adverse Effect. Section 4.1 of the Confio Disclosure Schedule lists each of the jurisdictions in which Confio is qualified to do business. Confio has previously furnished to SolarWinds a complete and correct copy of Confio’s Certificate of Incorporation and Bylaws, each as amended to date (the “Confio Charter Documents”). Confio is not in violation of any of the provisions of the Confio Charter Documents. Confio does not own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, nor control directly or indirectly, any corporation, partnership, joint venture, limited liability company or other business association, whether incorporated or unincorporated.

4.2    Capitalization. Section 4.2 of the Confio Disclosure Schedule sets forth all of the holders of Confio Capital Stock, who are the sole registered and beneficial holders of all of the issued and outstanding securities of any kind of Confio (voting or otherwise), including all options, warrants and shares of restricted stock, and the class and number of securities held by each holder. Except as set forth in Section 4.2 of the Confio Disclosure Schedule, there are no other equity securities of any kind, no options, rights, warrants, preemptive rights, calls, subscriptions, commitments, stockholder agreements or other instruments, understandings or contracts (whether oral or written) outstanding giving any Person the right to acquire from Confio or any Equity Holder of Confio (whether by exercise, conversion or otherwise) any securities of any kind of Confio (voting or otherwise) nor are there any commitments to issue or execute any of the foregoing. None of the outstanding Shares has been issued in violation of any preemptive rights of any security holder of Confio or in violation of applicable securities Laws or any other Law of any jurisdiction applicable to such issuance.
4.3    Authority.
(a)    Confio has all requisite corporate power and authority to enter into this Agreement and the agreements (including the Paying Agent Agreement) and documents relating hereto (the “Transaction Documents”) to which it is a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which Confio is a party and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Confio, other than the affirmative vote of a majority of the voting power of the outstanding Shares voting for the adoption of the Merger Agreement (the “Confio Stockholder Approval”). This Agreement and the other Transaction Documents to which Confio is a party have been duly executed and delivered by Confio and (assuming due authorization, execution and delivery by each other party thereto) constitute the legal, valid and binding obligations of Confio enforceable against Confio in accordance with their respective terms subject to (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors or similar Laws affecting creditors’ rights generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether considered in a proceeding at law or in equity).
(b)    Except as set forth in Section 4.3(b) of the Confio Disclosure Schedule, the execution and delivery of this Agreement and the Transaction Documents (to which Confio is a party) by Confio does not, and the performance of this Agreement and the Transaction Documents (to which Confio is a party) by Confio will not, (i) conflict with or violate the Confio Charter Documents, (ii) conflict with or violate any Laws applicable to Confio, or by which any of its assets or properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both could become a default) under, or impair Confio’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance, other than a Permitted Encumbrance, on any of the properties or assets of Confio pursuant to any Contract to which Confio is a party or by which Confio’s properties are bound or affected, except in the case of clause (iii), as would not be material.

(c)    Except as set forth in Section 4.3(c) of the Confio Disclosure Schedule, and except for applicable filings and notifications required under the HSR Act or applicable foreign antitrust or competition laws to be made by the parties in connection with the Contemplated Transactions and the expiration or termination of applicable waiting periods or the receipt of applicable consents under the HSR Act or foreign antitrust or competition laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or third party is required by or with respect to Confio in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the Contemplated Transactions, other than any such consents, approvals, orders, authorizations, registrations, declarations or filings the absence of which would (i) not prevent or materially delay the consummation by Confio of the Contemplated Transactions or (ii) result in a Confio Material Adverse Effect.
4.4    Compliance with Laws. Confio’s properties and operations are in compliance in all material respects with all Laws applicable to Confio or by which any of its properties or operations is bound or affected. Confio has not received any, and is not aware of any, notice or other communication (whether written or, to the knowledge of Confio, oral) from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or any failure to comply with, any Law applicable to the Business.
4.5    Financial Statements.
(a)    In General. Section 4.5(a) of the Confio Disclosure Schedule contains Confio’s audited balance sheets and statements of income and cash flows as of and for the fiscal year ended December 31, 2012 (the “Year End Financial Statements”), Confio’s unaudited balance sheets and statements of income and cash flows as of and for the seven (7)-month period ended July 31, 2013, (the “Interim Financial Statements” and, together with the Year End Financial Statements and the Interim Financial Statements, the “Confio Financial Statements”). Other than as described in Section 4.5(a) of the Confio Disclosure Schedule, the Confio Financial Statements (including the notes thereto) present fairly, in all material respects, the financial condition of Confio as of the respective dates thereof and the results of operations and cash flows of Confio for the periods covered thereby and have been prepared in accordance with GAAP (except that the unaudited Confio Financial Statements do not contain all notes required by GAAP and are subject to normal year‑end audit adjustments the effect of which will not, individually or in the aggregate, be materially adverse to Confio), applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP).
(b)    No Undisclosed Liabilities. Confio has no liabilities that would be required to be accrued on a balance sheet prepared in accordance with GAAP except for (i) liabilities disclosed in the Confio Financial Statements, (ii) liabilities incurred by Confio subsequent to the date of the Interim Financial Statements in the ordinary course of business, (iii) performance obligations under the executory portion of any Contract by which Confio is bound, (iv) liabilities under this Agreement and (v) liabilities accrued on the Estimated Closing Balance Sheet.
(c)    Accounts Receivable. Section 4.5(c) of the Confio Disclosure Schedule provides an accurate and complete breakdown and aging of all Accounts Receivable of Confio as of July 31, 2013. Except as set forth in Section 4.5(c) of the Confio Disclosure Schedule, all Accounts Receivable reflected in the Confio Financial Statements as of the date of the Confio Financial Statements or recorded on the books of Confio resulted from the ordinary course of business and have been properly recorded. Subject to the reserves consistent with prior periods and throughout the periods involved, all billed and, to the knowledge of Confio, all unbilled receivables are good and collectible in full without any discount, setoff or valid counterclaim (net of recovery from vendors or subcontractors), in amounts equal to not less than the amounts thereof reflected in the Confio Financial Statements.
(d)    No Letters of Credit, Bonds or Guarantees. Except as reflected in the Confio Financial Statements or as set forth in Section 4.5(d) of the Confio Disclosure Schedule, Confio (i) has no bonds or letters of credit outstanding as to which Confio has any actual or contingent reimbursement obligations; (ii) is not a party to or bound, either absolutely or on a contingent basis, by any agreement of guarantee, indemnification, reimbursement or any similar commitment, in each case with respect to the Liabilities or obligations of any other Person (whether accrued, absolute, or contingent); or (iii) is not a party to any swap, hedge, derivative, or similar instrument.
(e)    Contingent or Deferred Acquisition Expenses or Payments. Except as otherwise set forth in Section 4.5(e) of the Confio Disclosure Schedule, Confio is not obligated or otherwise liable for the payment of any contingent or deferred acquisition payments relating to the direct or indirect acquisition of any business, enterprise, or combination.
4.6    Absence of Certain Changes or Events. Since July 31, 2013, Confio has conducted the Business in the ordinary course consistent with past practice and there has not been: (a) any Confio Material Adverse Effect; (b) any transaction, commitment, contract or agreement entered into by Confio, or any relinquishment by Confio of any contract or other right, in any case materially adversely affecting Confio or the Business; (c) any material damage to, or any destruction or loss of, any property of Confio (whether or not covered by insurance); or (d) any revaluation by Confio of any of its property for accounting purposes.
4.7    Litigation. Except as set forth on Section 4.7 of the Confio Disclosure Schedule, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation (“Action”) pending before any Governmental Entity or, to the knowledge of Confio, threatened (including allegations that could form the basis for future Action), against Confio or, to the knowledge of Confio, against any of its properties, officers, directors or stockholders (in their capacities as such) or otherwise involving the Business. There is no judgment, decree or order against Confio that would have a Confio Material Adverse Effect. Confio is not a party (nor, to the knowledge of Confio, threatened to become a party) to any Action. Confio does not have any plans to initiate any Action against any third party.
4.8    Governmental Authorization. The Permits include each federal, territorial, county or local governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Confio currently operates or holds any interest in any of its properties related to the Business or (b) that is required for the operation of the Business or the holding of any such interest in the manner conducted or held as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permits would have a

Confio Material Adverse Effect and, to the actual knowledge of Confio such Permits will be available for use by Confio in the Business immediately following the Closing.
4.9    Title to Property; Assets.
(a)    Confio has good and valid title to, or in the case of leased properties or assets, a valid leasehold interest in, all of its assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances and those listed on Section 4.9(a) of the Confio Disclosure Schedule. Section 4.9(a) of the Confio Disclosure Schedule lists all tangible property owned or leased by Confio.
(b)    Confio has complied in all material respects with the terms of all leases to which it is a party, and all such leases are in full force and effect and, to Confio’s knowledge, no other party to any such lease is in material breach thereof or has materially failed to perform thereunder. True and complete copies of all leases have been made available to SolarWinds.
(c)    Confio’s assets (other than Intellectual Property Rights) include all of the material assets that are necessary to operate the Business in the same manner immediately after the Closing as it was operated by Confio on the date of this Agreement and that have been used by Confio in the operation of the Business. Its tangible assets are, to the knowledge of Confio, free from defects (patent and latent), and the assets have been maintained in accordance with normal industry practice for companies similarly situated to Confio, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which they are currently being used by Confio.
(d)    To the knowledge of Confio, there are no developments affecting any such property or assets pending or, to the knowledge of Confio, threatened, which, individually or in the aggregate, might reasonably be expected to materially detract from the value of such property or assets, or materially interfere with the use of any such property or assets.
(e)    Notwithstanding anything to the contrary to this Section 4.9, Confio makes no representations or warranties in this Section 4.9 regarding any Intellectual Property Rights.
4.10    Intellectual Property Rights.
(a)    Section 4.10(a) of the Confio Disclosure Schedule lists or describes (i) all Registered Intellectual Property Rights owned by, filed in the name of, or applied for by Confio (the “Confio Registered Intellectual Property Rights”); (ii) all unregistered Trademarks owned by Confio or used in the Business; (iii) all unregistered Copyrights to computer software and Trade Secrets in computer software and any other unregistered Confio Intellectual Property; (iv) Domain Names registered to or used by Confio; and (v) any proceedings or actions before any court, tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Confio Registered Intellectual Property Rights or Confio Intellectual Property.
(b)    Each registration of Confio Registered Intellectual Property Rights is valid and subsisting. All necessary registration, maintenance and renewal fees in connection with the

Confio Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Confio Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. Except as set forth in Section 4.10(b) of the Confio Disclosure Schedule, there are no actions that must be taken by Confio within ninety (90) calendar days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Registered Intellectual Property Right. In each case in which Confio has acquired any Technology or Intellectual Property Right from any Person (other than Intellectual Property Rights licensed from third parties pursuant to valid license agreements listed in Section 4.10(p) of the Confio Disclosure Schedule), Confio has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Technology and any Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to Confio. To the maximum extent provided for, by, and in accordance with, applicable Laws and regulations, Confio has recorded each assignment related to Confio Registered Intellectual Property Rights with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office or their respective equivalents in any relevant jurisdiction, as the case may be. None of the Intellectual Property Rights used by Confio, other than Intellectual Property Rights licensed from third parties pursuant to valid license agreements listed in Section 4.10(p) of the Confio Disclosure Schedule, are registered in the name of any Person other tha Confio.
(c)    Each item of Confio Intellectual Property and, to Confio’s knowledge, all Intellectual Property Rights and Technology licensed to Confio (other than commercially available third party software development tools so long as no part of such tools is included in the Business’ products or services), are free and clear of any Encumbrances. Confio is the exclusive owner of all Confio Intellectual Property.
(d)    Except as set forth on Section 4.10(d) of the Confio Disclosure Schedule, Confio has no knowledge of any facts or circumstances that (i) Confio believes may render any Confio Intellectual Property invalid or unenforceable, including any information or fact that may constitute prior art, (ii) would render any of the Confio Registered Intellectual Property Rights invalid or unenforceable, or (iii) would adversely affect any pending application for any Confio Registered Intellectual Property Right. Confio has not misrepresented, or failed to disclose, nor does Confio have any knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Confio Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Intellectual Property Right of Confio.
(e)    Section 4.10(e) of the Confio Disclosure Schedule lists all licenses, options or other rights granted by any third party to Confio with respect to any Intellectual Property Rights (excluding off-the-shelf), used in the Business, in each case identifying the third party and the Intellectual Property Rights. Other than general know-how and information available in the public domain without charge and without any restrictions or limitations, the Confio Intellectual Property listed on Section 4.10(a) of the Confio Disclosure Schedule and the Intellectual Property Rights

licensed to Confio listed on Section 4.10(e) of the Confio Disclosure Schedule constitute all the Technology and Intellectual Property Rights used in or necessary to the conduct of the Business, including the design, development, manufacture, use, import and sale of products, technology and performance of services (including products, technology or services under development at such time).
(f)    Confio has taken commercially reasonable steps to protect its rights in its confidential information in any Technology and in the Confio Intellectual Property Rights. Without limiting the foregoing, Confio has, and enforces, a policy requiring each employee or independent contractor to execute a proprietary information, confidentiality and inventions assignment agreement, the form of which has been provided to SolarWinds, and all current and former employees and independent contractors of Confio have executed such an agreement that covers the periods of time in which such individuals were engaged by Confio.
(g)    To the extent that any Confio Intellectual Property has been developed or created by any Person other than Confio or jointly with any Person other than Confio, Confio has a written agreement with such Person with respect thereto, and thereby has irrevocably obtained worldwide, perpetual ownership of, and is the exclusive owner of, all such Technology and associated Intellectual Property Rights, including the right to seek past and future damages with respect thereto by operation of law or by valid assignment; and has received the waiver with respect thereto of all non-assignable rights including but not limited to all author or moral rights. Each current and former employee or independent contractor has entered into a valid and binding written agreement with Confio sufficient to vest title in Confio of all Technology and Intellectual Property Rights created by such employee or independent contractor.
(h)    All Confio Intellectual Property used in the conduct of the Business has been developed or created solely by either (i) employees of Confio acting within the scope of their employment or (ii) third parties, including independent contractors acting within the scope of their engagement, who have validly and irrevocably assigned, to the extent permitted by applicable Law, all of their rights, including Intellectual Property Rights therein, to Confio, and no third party owns or has any rights or claims to any of the Confio Intellectual Property. For the avoidance of doubt, “third parties” as used in subpart (ii) above includes sellers from whom Confio has purchased Confio Intellectual Property.
(i)    The contracts, licenses and agreements listed in Section 4.10(i) of the Confio Disclosure Schedule include all contracts, licenses and agreements (whether written or oral) pursuant to which any person has licensed any Technology or Intellectual Property Rights to Confio in connection with the Business. Confio is not in breach of, nor has it failed to perform under, any of the foregoing contracts, licenses or agreements and, to Confio’s knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.
(j)    To Confio’s knowledge, the operation of the Business, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale and licensing of the products, technology or services of Confio did not, does not, and will not when conducted by SolarWinds in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person

(including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction, and Confio has not received notice from any Person claiming that such operation of the Business or any act, product, technology or service (including products, technology or services currently under development) of Confio infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction (nor does Confio have knowledge of any basis therefor).
(k)    To Confio’s knowledge, there are no contracts, licenses or agreements (whether written or oral) between Confio and any other Person with respect to Confio’s Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by Confio thereunder.
(l)    To Confio’s knowledge, no Person is infringing or misappropriating, or has infringed or misappropriated, any Confio Intellectual Property. Confio has not brought any action, suit or proceeding for infringement of any Confio Intellectual Property or breach of any license or agreement involving Intellectual Property Rights against any third party.
(m)    Except as described on Section 4.10(d) of the Confio Disclosure Schedule, no Confio Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by Confio or that may affect the validity, use or enforceability of the foregoing.
(n)    All Confio Intellectual Property is fully transferable, alienable or licensable by the Surviving Corporation from and after Closing and without restriction and without payment of any kind to any third party, except for applicable fees in connection with recording of assignments with applicable Governmental Entities to the extent necessary or desirable.
(o)    Confio has not transferred ownership of, or granted exclusive rights to use, any Technology or Intellectual Property Right that is or was Confio Intellectual Property, to any other Person.
(p)    The contracts, licenses and agreements listed in Section 4.10(p)(i) of the Confio Disclosure Schedule include all contracts, licenses and agreements (whether written or oral) to which Confio is a party with respect to any Technology or Intellectual Property Rights, including, without limitation, any licenses granted to third parties with respect to any of the Confio Intellectual Property except for End-User Licenses. A true and correct copy of such End-User License is provided in Section 4.10(p)(ii) of the Confio Disclosure Schedule. Any Intellectual Property Rights used by Confio in the conduct of the Business that are not Confio Intellectual Property are listed in Section 4.10(e) of the Confio Disclosure Schedule. Except as set forth in Section 4.10(p)(iii) of the Confio Disclosure Schedule, the termination or expiration of any inbound licenses of Technology or Intellectual Property Rights (other than commercially available third party software development tools so long as no part of such tools is included in Confio’s products or services) will not materially and adversely affect the operation of the Business. Except as set forth in Section 4.10(p)(iv) of the Confio Disclosure Schedule, no Person who has licensed Technology or Intellectual Property Rights to Confio has ownership rights or license rights to improvements made by Confio in such Technology or Intellectual Property Rights which have been licensed to Confio.
(q)    Section 4.10(q) of the Confio Disclosure Schedule lists all contracts, licenses and agreements (whether written or oral) between Confio and any other Person wherein or whereby, with respect to the Business, Confio has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission with respect to the infringement or misappropriation by Confio or such other person of the Intellectual Property Rights of any Person other than Confio.
(r)    Neither this Agreement, any Transaction Document nor the Contemplated Transactions, by operation of law or otherwise, or any contracts or agreements (whether written or oral) to which Confio is a party, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Confio Intellectual Property, (ii) SolarWinds granting to any third party any right, title or interest to or with respect to any Technology and Intellectual Property Rights owned by, or licensed to, SolarWinds pursuant to any agreement to which Confio is a party or by which it is bound, (iii) SolarWinds being bound by, or subject to, any agreement not to compete or other restriction on the operation or scope of its business or the Business, (iv) any restriction on the ability of SolarWinds to share information relating to its ongoing business or operations, or (v) SolarWinds being obligated to pay any royalties or other amounts to any third party in excess of those payable by Confio prior to the Closing Date pursuant to agreements to which Confio is a party or by which it is bound.
(s)    Except as set forth in Section 4.10(s) of the Confio Disclosure Schedule, Confio does not and has not used any Public Software in connection with the development of its products or services or incorporated any Public Software into its products or services. The list in Section 4.10(s) of the Confio Disclosure Schedule shall contain (i) the name of the Public Software, (ii) the license name and version pursuant to which Confio has received a license to use such Public Software, and (iii) a short statement regarding how the Public Software is being used by Confio. Except as set forth in Section 4.10(s) of the Confio Disclosure Schedule, (a) Confio is in compliance in all material respects with all Public Software license agreements to which Confio is a party, and (b) Confio’s use or incorporation of Public Software has not and does not (i) grant to any third party any rights in Confio’s products, services or intellectual property, (ii) require the licensing, disclosure, or distribution of any source code developed by or for Confio, (iii) require Confio to license the use of its products or services to third parties without charge, or (iv) create restrictions on or immunities to Confio’s enforcement of its Intellectual Property Rights. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed pursuant to a license that (1) requires the licensee to distribute or provide access to the source code of such software or any portion thereof when the object code is distributed, (2) requires the licensee to distribute the software or any portion thereof for free or at some reduced price, or (3) requires that other software or any portion thereof combined with, linked to, or based upon such software (“Combined Software”) be licensed pursuant to the same license or requires the distribution of all or any portion of such Combined Software for free or at some reduced price or otherwise adversely affects Confio’s exclusive ownership of its code contained in such Combined Software and ability to license such

Combined Software. The term “Public Software” includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (iv) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.
(t)    All data which has been collected, stored, maintained or otherwise used by Confio and its subsidiaries, or by a Professional Employer Organization (“PEO”) or payroll service provider used by Confio, acting with respect to Confio-related data, has been collected, stored, maintained, used and disclosed in accordance with all applicable Laws, guidelines, contracts, and industry standards for companies similarly situated to Confio. Neither Confio nor any of its subsidiaries has received a notice of non-compliance with applicable data protection Laws, guidelines or industry standards. Confio and its subsidiaries have made all registrations that Confio and its subsidiaries are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) calendar days of the date hereof and the Closing Date duly made. Confio and its subsidiaries’ practices are, and have always been, in compliance in all material respects with (i) their then-current privacy policy or statement, including the privacy policy or statement posted on Confio’s and its subsidiaries’ websites, and (ii) their customers’ privacy policies, when required to do so by contract. Confio, its subsidiaries and any PEO or payroll service provider used by Confio have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information relating to the Business. Confio, its subsidiaries and any PEO or payroll service provider used by Confio have adequate technological and procedural measures in place in accordance with industry standards for companies similarly situated to Confio to protect personal information collected by Confio or a subsidiary of Confio against loss, theft and unauthorized access or disclosure. Confio and its subsidiaries have the full power and authority to transfer any and all rights in any individual’s personal information in Confio’s and its subsidiaries’ possession or control to SolarWinds. Neither Confio nor any subsidiary of Confio is subject to any obligation (whether written or oral) that would prevent SolarWinds from using the personal information in a manner consistent with any Law, guideline, contract or industry standard regarding the collection, retention, use, or disclosure of such information.
(u)    Each registered Trademark of Confio is used in its jurisdiction of registration, in association with all wares and services for which it is registered and in the form appearing in the applicable registration, and has been used with sufficient continuity in association with those wares and in such form, and any use by licensee of the Trademark has been controlled and enforced by Confio, so as to avoid any abandonment, cancellation, expungement or other such challenge against the Trademark associated with non-continuous use, or otherwise (including the unenforceability of the Trademark, in each applicable jurisdiction).
(v)    Confio and each of its subsidiaries employ commercially reasonable measures in accordance with industry standards for companies similarly situated to Confio to ensure that no software contained within Confio’s products or services or otherwise used by Confio contains any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.
(w)    Confio owns and has good title or, with respect to Public Software, has sufficient license rights to the source code relating to all products manufactured, sold, licensed, leased, or delivered by Confio and each service rendered by Confio (collectively, the “Source Code”). Except for any Public Software, the Source Code (i) has at all times been maintained in confidence, (ii) has been disclosed by Confio only to employees and consultants who need to have access to such Source Code and are bound by valid and binding written non-disclosure obligations, (iii) has not been sold, transferred, or licensed to any customer or third party; (iv) except as listed on Section 4.10(w) of the Confio Disclosure Schedule, is not the subject of any escrow or similar agreement or arrangement (whether written or oral) giving any third party rights in such Source Code upon the occurrence of certain events; and (v) to the extent such Source Code is the subject of any escrow or similar agreement or arrangement as listed on Section 4.10(w) of the Confio Disclosure Schedule, no events have occurred that would give rise to the release of such Source Code to such third party and Confio has no reason to believe that such an event giving rise to such a release is likely to occur at or prior to the Effective Time, taking into account the consummation of the Contemplated Transactions.
4.11    Taxes. Except as set forth in Section 4.11 of the Confio Disclosure Schedule:
(a)    Confio is not the successor by merger or consolidation to any other entity;
(b)    Confio has timely filed all material Tax Returns required to have been filed by it under applicable Laws, or timely filed extensions related thereto, and has paid all Taxes required to be paid with such Tax Returns required to have been paid by it on or prior to the Closing Date. The Tax Returns filed with respect to Confio are true, correct and complete in all material respects;
(c)    None of such Tax Returns contains a disclosure statement with respect to Confio under Section 6662 of the Code (or any predecessor statute) or any similar provision of state, local or foreign law;
(d)    Confio has not received notice that the Internal Revenue Service (the “IRS”) or any other Governmental Entity has asserted against Confio or any PEO or payroll service provider used by Confio any deficiency or claim for Taxes, and no material issue has been raised by any Governmental Entity in any audit that would result in a proposed deficiency of Confio for any period not so examined, other than any such assessment or issue that has been fully resolved. No claim has ever been made by a Governmental Entity with which Confio does not file Tax Returns that Confio is or may be subject to taxation by that Governmental Entity, nor, to the knowledge of Confio, is there any reasonable factual basis or legal basis for any such claim;
(e)    All Tax deficiencies asserted or assessed against Confio or any PEO or payroll service provider acting in its relationship with Confio have been paid or finally settled with no remaining amounts owed;

(f)    There is no pending or, to the knowledge of Confio, threatened action, audit, proceeding, or investigation with respect to the Business involving: (i) the assessment or collection of Taxes, or (ii) a claim for refund made by Confio with respect to Taxes previously paid;
(g)    All material amounts that are required to be collected or withheld by Confio or any PEO or payroll service provider acting in its relationship with Confio, or with respect to Taxes of Confio, have been duly collected or withheld, and all such material amounts that are required to be remitted to any Governmental Entity have been duly remitted on a timely basis to the appropriate Governmental Entity;
(h)    Confio (i) has not been included in an affiliated group (as defined in Section 1504 of the Code) and (ii) has no liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;
(i)    There are no outstanding waivers of any statute of limitations with respect to the assessment, reassessment or collection of any Tax, the filing of any Tax Returns or the payment or remittance of any Tax or amount on account of Tax;
(j)    There are no Encumbrances for Taxes due and payable upon the assets of Confio, other than Permitted Encumbrances;
(k)    Confio has not participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code;
(l)    Confio has not made nor become obligated to make, nor will Confio, as a result of any event connected with the Contemplated Transactions herein and/or any termination of employment related to such transaction, make or become obligated to make, any “excess parachute payment,” as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof);
(m)    There are no outstanding requests for extensions of time within which to file Tax Returns in respect of any Taxes owed by Confio;
(n)    To the knowledge of Confio, and except as may be disclosed on the Tax Returns referred to in Section 4.11(u), there are no elections or consents with any Governmental Entity in effect with respect to Taxes that will have a material effect on Confio’s taxable income for any of the three (3) taxable years ending subsequent to the Closing Date;
(o)    Accruals or reserves for current Taxes and deferred Tax liabilities as stated in the Year End Financial Statements and the Interim Financial Statements are, and the Estimated Closing Balance Sheet will be, all in accordance with GAAP applied in a manner consistent with past practices and fairly reflect current and deferred liabilities for Taxes as of their respective dates, and with respect to the Estimated Closing Balance Sheet, such accruals or reserves will be adjusted in the ordinary course of business in accordance with GAAP in a manner consistent with that used in prior taxable periods;

(p)    There are no outstanding balances of deferred gain or loss accounts related to deferred intercompany transactions as described in Treasury Regulation Section 1.1502-13 (or predecessor regulations) or excess loss accounts described in Treasury Regulation Sections 1.1502-32 or 1.1502-19 (or predecessor regulations) or similar items, among any of the Taxpayers that will be recognized or otherwise taken into account as a result of the Contemplated Transactions;
(q)    Confio is not a party to, or bound by, any tax-sharing agreement, or similar arrangement (whether express or implied), including any terminated agreement as to which it could have any continuing Liabilities after the Closing Date;
(r)    Confio has not applied for a ruling relating to Taxes from any Governmental Entity or entered into any closing agreement with any Governmental Entity;
(s)    None of the assets of Confio is or will be required to be treated as (i) owned by another Person pursuant to the safe harbor leasing provisions of the Code or (ii) property subject to Section 168(f) or (g) of the Code;
(t)    Confio is not and never has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;
(u)    Confio has made available to SolarWinds correct and complete copies of Federal income Tax Returns and has made available to SolarWinds state income Tax Returns that have actually been filed on behalf of Confio for all taxable years ending on or after December 31, 2009 and all working papers, calculations, and schedules relating thereto, together with all communications relating thereto from any Governmental Entity and the response, if any, of Confio thereto;
(v)    Confio is not, nor has ever been, an “S corporation” within the meaning of Section 1361 of the Code;
(w)    None of the shares of Capital Stock of Confio is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code;
(x)    The Contemplated Transactions, either by themselves or in conjunction with any other transaction that Confio may have entered into or agreed to, will not give rise to any Federal income tax liability under Section 355(e) of the Code for which Confio may in any way be held liable;
(y)    Confio is not a party to any “Gain Recognition Agreements” as such term is used in the Treasury Regulations promulgated under Section 367 of the Code;
(z)    There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Confio is a party and that could be treated as a partnership for Federal income Tax purposes;

(aa)    Confio has never had a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country;
(bb)    All transactions (including but not limited to sales of goods, loans, and provision of services) between Confio and any other Person that is controlled directly or indirectly by Confio (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration;
(cc)    Confio has not engaged, directly or indirectly, in a transaction that is a “listed transaction” as defined in Treasury Regulations 1.6011-4(b)(2);
(dd)    Confio will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
(i)    change in method of accounting for a taxable period ending on or prior to the Closing Date;
(ii)    installment sale or open transaction disposition made on or prior to the Closing Date; or
(iii)    prepaid amount received on or prior to the Closing Date.
(ee)    Confio is in compliance in all material respects with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state Governmental Entity and the consummation of the Contemplated Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.
4.12    Employee Benefit Plans.
(a)    List of Plans. Section 4.12(a) of the Confio Disclosure Schedule contains a correct and complete list of each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other employment, consulting, bonus or other incentive compensation, salary continuation during any absence from active employment for disability or other reasons, supplemental retirement, cafeteria benefit (Section 125 of the Code) or dependent care (Section 129 of the Code), sick pay, tuition assistance, club membership, employee discount, employee loan, vacation pay, severance, deferred compensation, incentive, fringe benefit, perquisite, change in control, retention, stock option, stock purchase, restricted stock or other compensatory plan, policy, agreement or arrangement (including, without limitation, any collective bargaining agreement) (i) that is currently, or has been at any time in the three (3) prior calendar years, maintained, administered, contributed to or required to be contributed to by Confio or any PEO or payroll service provider acting in its relationship with Confio, (ii) to which Confio or any PEO or payroll service provider acting in its relationship with Confio is a party or has any Liability, or (iii) that covers any current or former officer, director, employee or independent contractor (or any of their dependents) of Confio or any

ERISA Affiliate (collectively, the “Corporation Plans”). Confio has made available to SolarWinds (i) accurate and complete copies of all Corporation Plan documents currently in effect or in effect at any time in the three (3) prior calendar years (and, in the absence of such documents, written descriptions) and all other material documents relating thereto, including (if applicable) all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instruments, and summary plan descriptions relating to said Corporation Plans, (ii) accurate and complete copies of the most recent financial statements and actuarial reports with respect to all Corporation Plans for which financial statements or actuarial reports are required or have been prepared, and (iii) accurate and complete copies of all annual reports and summary annual reports for all Corporation Plans (for which annual reports are required) prepared for the three (3) most recent plan years. Confio has also made available to SolarWinds complete copies of other current and material plan summaries, employee booklets, personnel manuals and other material documents or written materials (apart from routine forms and correspondence related to Corporation Plans) concerning the Corporation Plans that are in possession of Confio or any ERISA Affiliate or any PEO or payroll service provider acting in its relationship with Confio as of the date hereof. Neither Confio nor any ERISA Affiliate nor any PEO or payroll service provider acting in its relationship with Confio has ever maintained or contributed to any “defined benefit plan” as defined in Section 3(35) of ERISA, nor do any of them have a current or contingent obligation to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA), or to any multiple employer plan within the meaning of ERISA Section 210 or Code Section 413(c), or any “multiple employer welfare arrangement” (as defined in ERISA Section 3(40)).
(b)    Material Compliance. Each of the Corporation Plans is, and has been, operated in all material respects in accordance with its terms and each of the Corporation Plans, and administration thereof, is, and has been, in compliance in all material respects with the requirements provided by any and all applicable statutes, orders or governmental rules or regulations currently in effect, including, but not limited to, ERISA and the Code.
(c)    Code Section 409A. Each Corporation Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and was in existence prior to October 3, 2004, has not been “materially modified” (within the meaning of Section 885(d)(2)(B) of the American Jobs Creation Act of 2004 and any applicable guidance issued thereunder) since October 3, 2004, in a manner which would cause amounts deferred in taxable years beginning before January 1, 2005, under such plan to be subject to Section 409A of the Code or the Corporation Plan is otherwise materially compliant with the provisions of Section 409A under the good faith standards of the applicable guidance. Each Corporation Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated in good faith compliance during the period from January 1, 2005 through December 31, 2008, with the provisions of Section 409A of the Code, Notice 2005-1 and the proposed Code Section 409A regulations issued September 29, 2005; and since January 1, 2009, has been operated and documented in material compliance with Section 409A of the Code and the final regulations thereunder.
(d)    ERISA.

(i)    No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Corporation Plan subject to such Section 412, whether or not waived. No “reportable event,” within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Corporation Plan that is subject to Title IV of ERISA. Neither (A) Confio nor any ERISA Affiliate has incurred, or is expected to incur prior to the Closing Date, nor (B) any PEO or payroll service provider acting in its relationship with Confio has incurred, or, to Confio’s knowledge, is expected to incur prior to the Closing Date, a Liability (direct or indirect) under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. The assets of Confio are not now, nor will they after the passage of time be, subject to any lien imposed under Code Section 412(n) by reason of a failure of Confio or any ERISA Affiliate to make timely installments or other payments required under Code Section 412 prior to the Closing Date.
(ii)    With respect to all the Corporation Plans, Confio and every ERISA Affiliate and any PEO or payroll service provider acting in its relationship with Confio are in compliance in all material respects with all requirements prescribed by all statutes, regulations, orders or rules currently in effect and have in all material respects performed all obligations required to be performed by them. All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Corporation Plans have been timely filed or delivered. Neither Confio nor any ERISA Affiliate nor any PEO or payroll service provider used by Confio, nor, to Confio’s knowledge, any of their directors, officers, employees or agents, nor any trustee or administrator of any trust created under the Corporation Plans, has engaged in or been a party to any non-exempt “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA which could subject Confio or its Affiliates, directors or employees or the Corporation Plans or the trusts relating thereto or any party dealing with any of the Corporation Plans or trusts to any tax or penalty on “prohibited transactions” imposed by Section 4975 of the Code. No fiduciary (as defined in ERISA Section 3(21)) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with either the administration or the assets of any Corporation Plan.
(e)    Plan Determinations. Each Corporation Plan intended to qualify under Section 401(a) of the Code has been determined by the IRS to so qualify or has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination, and the trusts created thereunder have been determined to be exempt from tax under Section 501(a) of the Code or a period of time remains to apply for such a determination; copies of all determination letters or, for any Corporation Plan maintained under a prototype document, opinion letters, have been made available to SolarWinds, and, to the knowledge of Confio, nothing has occurred since the date of such determination letters or opinion letters, as applicable, which is likely to cause the loss of such qualification or exemption, or result in the imposition of any excise Tax or income Tax on unrelated business income under the Code or ERISA with respect to any Corporation Plan.
(f)    Funding.

(i)    All contributions, premiums or other payments by Confio or, to the extent Confio could have any Liability therefor, any PEO or payroll service provider used by Confio due or required to be made under any Corporation Plan prior to the date hereof have been made as of the date hereof, as applicable, in accordance with applicable Law or, if required by GAAP, are properly reflected on Confio’s financial statements.
(ii)    There are no pending or, to the knowledge of Confio, threatened audits, investigations, examinations, actions, liens, suits, or proceedings relating to any Corporation Plan other than routine claims by Persons entitled to benefits thereunder, nor is any Corporation Plan the subject of any pending (or, to the knowledge of Confio, any threatened) investigation or audit by any Governmental Entity or any other Person.
(iii)    No event has occurred, and, to the knowledge of Confio, there exists no condition or set of circumstances, which presents a material risk of a partial termination (within the meaning of Section 411(d)(3) of the Code) of any Corporation Plan.
(iv)    With respect to any Corporation Plan that is qualified under Section 401(k) of the Code, individually and in the aggregate, to the knowledge of Confio, no event has occurred, and there exists no condition or set of circumstances, in connection with which Confio could be subject to any Liability (except Liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law. All employee contributions, including elective deferrals, to any Corporation Plan have been segregated from Confio’s general assets and deposited into the trust established pursuant to such plan in a timely manner in accordance with the regulations of the U.S. Department of Labor and other applicable law.
(v)    Neither Confio nor any ERISA Affiliate nor, to the extent Confio could have any Liability therefor, any PEO or payroll service provider used by Confio has Liability (contingent or otherwise) under Section 4069 of ERISA by reason of a transfer of an underfunded “defined benefit plan” (as defined in ERISA Section 3(35).
(g)    Certain Other Matters. Except as reserved for on the Estimated Closing Balance Sheet, and to its knowledge, neither Confio nor any PEO or payroll service provider used by Confio has any Liability or potential Liability in any form whatsoever, and neither Confio nor any PEO or payroll service provider used by Confio will have any Liability or potential Liability in any form whatsoever, with regard to any Corporation Plan, as a result of (i) any failure to perform non-discrimination testing on any Corporation Plan; (ii) any failure to amend any Corporation Plan pursuant to the requirements of applicable Law; (iii) the classification or misclassification of employee and independent contractors; or (iv) the failure to comply with applicable Law.
(h)    Welfare Plans. With respect to any Corporation Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a “Welfare Plan”), (i) each Welfare Plan for which contributions are claimed by Confio or any PEO or payroll service provider acting in its relationship with Confio as deductions under any provision of the Code is in compliance in all material respects with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Welfare

Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a Tax under Section 4976(a) of the Code or (iii) any Corporation Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, in all material respects with all of the applicable material requirements of COBRA, the Family Medical Leave Act of 1993, the Health Insurance and Portability and Accountability Act of 1996, the Women’s Health and Cancer Rights Act of 1996, the Newborns’ and Mothers’ Health Protection Act of 1996, the Patient Protection and Affordable Care Act of 2010 and regulations thereunder, or any similar provisions of state Law applicable to employees of Confio or any ERISA Affiliate of any of them. None of the Corporation Plans promises or provides retiree medical or other retiree welfare benefits to any Person except as required by COBRA, and none of Confio and any PEO or payroll service provider acting in its relationship with Confio or any ERISA Affiliate of any of them has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other Person, except to the extent required by COBRA or a similarly applicable state statute and except for the continuation of health or welfare benefits to former employees or service providers through the end of the month in which they terminate service, or pursuant to post-termination severance arrangements. No Corporation Plan or employment agreement provides health benefits that are not insured through an insurance contract other than a Code Section 125 Corporation Plan. Each Corporation Plan is amendable and terminable unilaterally by Confio or applicable PEO or payroll service provider used by Confio at any time without material Liability to Confio as a result thereof, and no Corporation Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Confio or applicable PEO or payroll service provider used by Confio from amending or terminating any such Corporation Plan.
(i)    Effect of Transaction. Except as otherwise provided in this Agreement or specifically set forth in Section 4.12(i) of the Confio Disclosure Schedule hereto, no employee or former employee of Confio or any ERISA Affiliate to the extent Confio could have any Liability therefor, will become entitled to any material bonus, severance or similar benefit (including acceleration of vesting or exercise of an incentive award) as a result of the Contemplated Transactions, and there is no contract, plan or arrangement covering any “disqualified individual” within the meaning of Code Section 280G(c) that, individually or collectively, could reasonably be expected to give rise to a payment that would not be deductible to SolarWinds or Confio by reason of Sections 280G of the Code.
(j)    No Employer or Closely-Held Stock. During all relevant time periods, no Corporation Plan has owned stock or any other equity security of (i) Confio or any ERISA Affiliate or (ii) any non-publicly traded corporation or company.

4.13    Agreements, Contracts and Commitments. Section 4.13 of the Confio Disclosure Schedule contains a list of the following Contracts (or, in the case of oral Contracts, summaries thereof) to which Confio is a party (collectively, the “Material Contracts”):
(a)    any Contract that involves a payment in excess of $50,000 per annum following the Closing Date or the performance of which will extend over a period of more than twelve (12) months;
(b)    any Contracts to which Confio is a party or by which Confio or any of its properties or assets is bound that cannot be terminated without penalty with sixty (60) days or less notice by Confio;
(c)    any Contract with sales or other agents, brokers, franchisees, distributors or dealers other than in the ordinary course of business;
(d)    any Contract granting exclusive distribution or supply rights;
(e)    any partnership or joint venture agreement;
(f)    any lease, lease guaranty, sublease or other Contract for the leasing, use or other occupancy of property material to the operation of the Business;
(g)    any Contracts that contain options to purchase or rights of first refusal to acquire any of Confio’s material assets;
(h)    any Contracts for the borrowing or lending of money or guaranty agreement;
(i)    any Contracts that contain any provisions requiring Confio to indemnify any other party thereto other than End-User Licenses;
(j)    any Contracts granting any Person a Lien, other than a Permitted Encumbrance, on any of Confio’s material assets;
(k)    any Contract restricting Confio’s right to conduct the Business as presently conducted and proposed to be conducted at any time, in any manner or at any place in the world, or the expansion thereof to other geographical areas, customers, suppliers or lines of business;
(l)    any Contract granting most favored pricing to customers;
(m)    any Contract between Confio and any current or former employee, consultant or director of Confio pursuant to which benefits would vest or amounts would become payable or the terms of which would otherwise be altered as a result of the Contemplated Transactions or by any other Transaction Document to which Confio is a party (whether alone or upon the occurrence of any additional or subsequent events); or
(n)    any other Contract, or group of related Contracts, the termination or breach of which would have a Confio Material Adverse Effect.

True and complete copies of all written Material Contracts and true and complete summaries of all oral Material Contracts (and all amendments, waivers or other modifications thereto) have been made available to SolarWinds. Each Material Contract is valid, subsisting, in full force and effect and binding upon Confio and, to the knowledge of Confio, the other parties thereto in accordance with its terms. Confio is not in default (and no condition exists that, with notice or lapse of time or both, would constitute a default by Confio) under any Material Contract, which default would give the other party the right to terminate or modify such Material Contract or would accelerate any obligation or payment by Confio, nor, to the knowledge of Confio, is any other party to any Material Contract in default thereunder (nor to the knowledge of Confio does any condition exist that, with notice or lapse of time or both, would constitute a default by any such party). Except as set forth on Section 4.13 of the Confio Disclosure Schedule, none of the Material Contracts is currently being renegotiated, and except as set forth on Section 4.13 of the Confio Disclosure Schedule, the validity, effectiveness and continuation of each of the Material Contracts will not be materially adversely affected by the Contemplated Transactions. To the knowledge of Confio, no party to any of the Material Contracts has made, asserted or has any defense, setoff or counterclaim under its Material Contract or has exercised any option granted to it to cancel, terminate or shorten the term of its Material Contract. Except as set forth on Section 4.13 of the Confio Disclosure Schedule, none of the Material Contracts require consents to be obtained by Confio as a result of the Contemplated Transactions.
4.14    Transactions with Affiliates. Other than as set forth in Section 4.14 of the Confio Disclosure Schedule, there are no loans, leases, royalty agreements or other continuing transactions between Confio and any of Confio’s present or, to Confio’s knowledge, former directors, officers, employees (other than ordinary course proprietary information, invention assignment, non-competition or non-solicitation agreements that restrict the ability of such employee to compete with or solicit from Confio or Contracts with respect to the grant of Options or the sale of shares of Capital Stock, which Options or shares of Capital Stock are accurately reflected on Section 4.2 of the Confio Disclosure Schedule), consultants or stockholders or, to Confio’s knowledge, any member of any director, officer, employee, consultant or stockholder’s immediate family. To Confio’s knowledge, none of Confio’s present directors, officers, employees, consultants or stockholders has any direct or indirect interest in any entity that does business with Confio (other than an interest in less than three percent (3%) of the capital stock of any publicly-traded company), has any direct or indirect interest in any entity which competes with the Business, has any direct or indirect interest in any property, asset or right used by Confio in the conduct of the Business or, other than as set forth in Section 4.14 of the Confio Disclosure Schedule, has any contractual relationship (whether written or oral) with Confio other than such relationships that result solely from being a director, officer, employee, consultant, agent, representative or stockholder of Confio.
4.15    Environmental Matters. Confio is in compliance in all material respects with all applicable Environmental Laws and all Environmental Permits and all past non-compliance, if any, of Confio with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or Liability, except where such failure to comply or failure to resolve will not materially affect Confio, the Business, SolarWinds or the Surviving Corporation.

4.16    Customers and Suppliers. A true and correct list of all Confio customers and suppliers has been made provided to SolarWinds. True and correct copies of each contract, agreement, contract right, license agreement, purchase and sale order, quotation or other executory right (whether written or oral) between Confio and any of its customers or suppliers and related to the Business, has been made available to SolarWinds. Section 4.16 of the Confio Disclosure Schedule sets forth a true and correct list of (a) Confio’s fifty (50) largest customers based on revenue received during the seven (7) months ending July 31, 2013 and (b) Confio’s ten (10) largest suppliers based on expenditures made during the seven (7) months ending July 31, 2013 (collectively, the “Customers and Suppliers”). Since July 31, 2013, Confio has not received (i) written notice that there has been a loss of, or material subscription cancellation by, any such Customer or Supplier, (ii) written notice of termination by any customer who represents more than $100,000 in revenue since January 1, 2012, or (iii) written notice of termination from any of its customers which, in the aggregate, represent more than five percent (5%) of Confio’s revenue received during the seven (7) months ending July 31, 2013.
4.17    Warranties; Defects; Liabilities. Each product developed, sold, licensed, leased, or delivered by Confio, and each service rendered by Confio, in the course of the Business has been in conformity with all applicable contractual commitments (whether written or oral) and all express and implied warranties except where the failure to be in such conformity would not have a Confio Material Adverse Effect. Confio has no Liability (and to the knowledge of Confio, there is no current reasonable basis for any Action against it giving rise to any Liability) for replacement or repair of any such products or with respect to any such services, or for other damages in connection therewith. Except as set forth in Section 4.17 of the Confio Disclosure Schedule, no product manufactured, sold, licensed or delivered by Confio, or service rendered by Confio, in the course of the Business is subject to any guarantee, warranty, or other indemnity beyond the applicable standard terms and conditions of Confio relating to such sale, license, delivery or service.
4.18    Employee Matters.
(a)    Section 4.18 of the Confio Disclosure Schedule contains a true and complete list of all employees who are employed by, and of all independent contractors rendering service to, the Business as of the date hereof, and such list correctly reflects their names, employer(s), dates of employment, positions, salaries, wage rates and any other compensation plans (other than benefits under the Corporation Plans) and status (active or non-active and, if non-active, reason and length of time not active).
(b)    Neither Confio nor, to Confio’s knowledge, any PEO or payroll service provider used by Confio has made any statements to current employees or contractors of Confio indicating or implying that SolarWinds has an obligation to such employee or contractor or otherwise to retain the services of such employees or contractors of the Business permanently or for any fixed period of time after Closing, other than if SolarWinds intends to offer such employee or contractor an employment agreement or contractor agreement after the Closing.
(c)    There are no Actions pending, or, to the knowledge of Confio, threatened or reasonably anticipated relating to any labor and employment, safety or discrimination matters involving any employee or independent contractor of Confio that could affect the Business or adversely affect the Surviving Corporation’s operation of the Business substantially in the manner being conducted. Confio is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to employees or contractors, and no collective bargaining agreement is being negotiated by or on behalf of Confio. To the knowledge of Confio, there are no current attempts to organize or establish any labor union or employee association with respect to any employees or contractors of the Business.
4.19    Complete Copies of Material Contracts. All Material Contracts provided by Confio to SolarWinds in the electronic data room, as part of the due diligence efforts for the Contemplated Transactions are inclusive of all material amendments, exhibits and schedules to such Material Contracts.
4.20    Bankruptcy; Insolvency.
(a)    Confio has not (i) instituted proceedings under any applicable bankruptcy Law, (ii) had a bankruptcy proceeding filed against it, (iii) filed a petition or answer of consent seeking reorganization under any bankruptcy or any similar Law or similar statute, (iv) consented to the filing of any such petition, (v) had appointed a Custodian of it or any of its assets or property, (vi) made a general assignment for the benefit of creditors, (vii) admitted in writing its inability to pay its debts generally as they become due, (viii)  become insolvent, (ix) failed generally to pay its debts as they become due, or (x)  taken any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing.
(b)    The occurrence of the Closing shall not cause Confio to, and as a result of the Contemplated Transactions, Confio shall not be required to, (i) institute proceedings under any applicable bankruptcy Law, (ii) have a bankruptcy proceeding filed against it, (iii) file a petition or answer of consent seeking reorganization under any bankruptcy or any similar Law or similar statute, (iv) consent to the filing of any such petition, (v) have appointed a Custodian of it or any of its assets or property, (vi) make a general assignment for the benefit of creditors, or (vii) become insolvent.
4.21    Brokers or Finders. Except as otherwise set forth in Section 4.21 of the Confio Disclosure Schedule, Confio has not incurred, nor will incur, directly or indirectly, as a result of any action taken by Confio, any Liability for any brokerage, finder or similar fee, compensation or commission or any similar charges to any Person in connection with this Agreement or the Contemplated Transactions.
4.22    No Restrictions. Except as otherwise set forth in Section 4.22 of the Confio Disclosure Schedule, Confio is not a party to, and no asset or property of Confio is bound or affected by, any judgment, injunction, order, decree, contract, covenant or agreement (non-compete or otherwise, and whether written or oral) (each, a “Restriction”) that restricts or prohibits, or purports to restrict or prohibit, Confio from freely engaging in the Business or from competing anywhere in the world (including any contracts, covenants or agreements (whether written or oral) restricting the geographic area in which Confio may sell, license, market, distribute or support any products or technology or provide services; or restricting the markets, customers or industries that Confio may address in operating the Business; or restricting the prices which Confio may charge for its products or technology or services), or includes any grants by Confio of exclusive rights or licenses other than Restrictions which do not materially affect the conduct of the Business.
4.23    Insurance. Section 4.23 of the Confio Disclosure Schedule contains a complete and accurate list and description of all insurance policies which are owned by Confio or which name Confio as an insured and which pertain to the assets, operations, or employees of the Business. All such insurance policies are valid and binding and in full force and effect, Confio is in material compliance with such policies and Confio has not received any written notice of termination or non-renewal of any such insurance policies.
4.24    Bank Accounts. Section 4.24 of the Confio Disclosure Schedule sets forth (i) the name of each Person with whom Confio maintains an account or safety deposit box, (ii) the address where each such account or safety deposit box is maintained, and (iii) the names of all Persons authorized to draw thereon or to have access thereto.
4.25    Powers of Attorney. Section 4.25 of the Confio Disclosure Schedule sets forth each power of attorney that has been granted by Confio that is currently in effect. Confio has not given any irrevocable power of attorney (other than such powers of attorney given in the ordinary course of business with respect to routine matters or as may be necessary or desirable in connection with the consummation of the Contemplated Transactions) to any Person for any purpose whatsoever with respect to Confio.
4.26    No Unusual Transactions. Except (i) as set forth on Section 4.26 of the Disclosure Schedule, (ii) in connection with the Contemplated Transactions or (iii) as set forth in this Agreement (including the Confio Disclosure Schedule), since July 31, 2013, Confio has conducted its business in the ordinary course of business and, without limiting the generality of the foregoing, Confio has not:
(a)    incurred or discharged any secured or material unsecured Liability other than (i) Liabilities disclosed in the Interim Financial Statements or the Estimated Closing Balance Sheet, or (ii) those Liabilities arising in the ordinary course of business under any contract, lease, commitment or agreement disclosed in the Confio Disclosure Schedule to this Agreement or not required to be disclosed therein because of the term or amount involved;
(b)    waived or cancelled any claim, account receivable or trade account involving amounts in excess of $50,000;
(c)    made any capital expenditures in excess of $50,000;
(d)    sold or otherwise disposed of or lost any material asset or used any of its material assets other than, in each case, for proper corporate purposes and in the ordinary course of business;
(e)    entered into any transaction or Contract involving amounts in excess of $25,000 in the aggregate other than in the ordinary course of business and in a manner consistent with past practices or in connection with the Contemplated Transactions;

(f)    suffered any extraordinary losses, excluding contingent liabilities, whether or not covered by insurance;
(g)    modified any of the Confio Charter Documents;
(h)    made (i) (A) any increase in the rate or change in the form of compensation or remuneration payable to or to become payable to any of its directors or officers, or (B) any increase in the rate or change in the form of compensation or remuneration payable to or to become payable to any of its employees, other than such increases or changes in the ordinary course of business or (ii) any material bonus or other incentive payments or arrangements with any of (I) its directors or officers or (II) employees, other than bonuses to its employees in the ordinary course of business;
(i)    reserved, declared, made or paid any dividend or redeemed, retired, repurchased, purchased, or otherwise acquired any of its Capital Stock, or any of its other corporate securities;
(j)    removed any director or terminated any officer;
(k)    entered into, terminated, cancelled, amended or modified any Contract involving amounts in excess of $25,000 in the aggregate, other than in the ordinary course of business or in connection with the Contemplated Transactions;
(l)    made any material change in its accounting policies, practices and calculations as utilized in the preparation of Confio’s Year End Financial Statements as of December 31, 2012;
(m)    voluntarily permitted any Person to subject any Shares or the properties of Confio to any additional Encumbrance, other than Permitted Encumbrances;
(n)    (i) made any loan or advance to any Person (other than advance of business expenses in the ordinary course of business), (ii) assumed, guaranteed, endorsed or otherwise become liable with respect to the Liabilities or obligations of any Person, or (iii) issued (or arranged for the issuance of) any bond or letter of credit to any Person;
(o)    except as otherwise required by Law, entered into, amended, modified, varied, altered, or otherwise changed any of the Corporation Plans;
(p)    purchased, sold, leased, or otherwise disposed of any of its material properties or any right, title or interest therein other than in the ordinary course of business;
(q)    failed to maintain its books in a manner that fairly and accurately reflects its income, expenses and Liabilities in accordance with applicable accounting standards, including, without limitation, GAAP, and using accounting policies, practices and calculations, all applied in a manner consistent with past periods and throughout the periods involved, except where the failure to do so would not result in a Confio Material Adverse Effect;

(r)    failed to perform duly and punctually in all material respects all of its material contractual obligations in accordance with the terms thereof, except where the failure to do so would not reasonably be expected to result in a Confio Material Adverse Effect; or
(s)    authorized, agreed or otherwise committed to any of the foregoing.
4.27    HSR. The ultimate parent entity of Confio, as determined under the HSR Act and its implementing regulations (collectively, the “HSR Rules”), is not engaged in manufacturing and does not have, and will not at the time of Closing have, $141,800,000.00 or more in annual net sales or $14,200,000.00 or more in total assets, in both cases as determined under the HSR Rules.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SOLARWINDS

SolarWinds represents and warrants to Confio, and acknowledges that Confio is relying upon such representations and warranties in connection with the Merger and the consummation of the Contemplated Transactions, and that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date.
5.1    Corporate Organization, Standing and Power.
(a)    SolarWinds is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. SolarWinds has the limited liability company power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a SolarWinds Material Adverse Effect. SolarWinds is not in violation of any of the provisions of its Certificate of Formation or its Amended and Restated Limited Liability Company Agreement.
(b)    The Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in the State of Delaware. The Merger Sub is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.
5.2    Authority.
(a)    SolarWinds and the Merger Sub, as applicable, have all requisite limited liability company or corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Contemplated Transactions have been duly authorized by all necessary limited liability company or corporate action on the part of SolarWinds and the Merger Sub, as applicable. This Agreement and the other Transaction Documents have been duly executed and delivered by SolarWinds and the Merger Sub, as applicable, and (assuming due authorization, execution and delivery by each other party thereto) constitute valid and binding obligations of SolarWinds and the Merger Sub, as applicable, enforceable against SolarWinds and the Merger Sub, as applicable, in accordance with their terms subject to (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors or similar Laws affecting creditors’ rights generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether considered in a proceeding at Law or in equity).
(b)    The execution and delivery of this Agreement and the other Transaction Documents by SolarWinds and the Merger Sub, as applicable, do not, and the consummation of the Contemplated Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any provision of the Certificate of Incorporation or Bylaws of the Merger Sub or the Certificate of Formation or Amended and Restated Limited Liability Company Agreement of SolarWinds.
(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by, or with respect to, SolarWinds or the Merger Sub in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the Contemplated Transactions, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a SolarWinds Material Adverse Effect and would not prevent, or materially alter or delay any of the Contemplated Transactions.
5.3    Brokers or Finders. SolarWinds, SolarWinds, Inc. and the Merger Sub have not incurred, and will not incur, directly or indirectly, as a result of any action taken by SolarWinds, SolarWinds, Inc. or the Merger Sub, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the Contemplated Transactions.
5.4    Litigation. There is no Action pending before any Governmental Entity or, to the knowledge of SolarWinds, threatened (including allegations that could form the basis for future Action), against SolarWinds or the Merger Sub or any of their properties, officers, directors or stockholders (in their capacities as such), or any judgment, decree or order against SolarWinds or the Merger Sub, in each case that could reasonably be expected to have a SolarWinds Material Adverse Effect.
5.5    Sufficiency of Funds. SolarWinds has sufficient immediately available funds to pay the Purchase Price pursuant to this Agreement and satisfy the Surviving Corporation’s Liabilities post-Closing.

ARTICLE VI

COVENANTS
6.1    Normal Course. From the date hereof until the Effective Time, Confio shall, except as otherwise expressly contemplated by this Agreement or as consented to by SolarWinds in writing, use its commercially reasonable efforts to (a)(i) maintain, in all material respects, its business organization and the Business; (ii) preserve its goodwill and the confidentiality of its business know-how, (iii) keep available to Confio the services of its current officers and employees and preserve its present material business relationships, and (iv) maintain in effect all of its presently existing insurance coverage (or substantially equivalent insurance coverage); and (b) conduct the Business in the ordinary course of business.
6.2    Conduct of Business. From the date hereof until the Effective Time, Confio shall not, except as otherwise contemplated by this Agreement (including on Schedule 6.2) and except where prohibited by applicable Law, directly or indirectly, do, or propose to do, any of the following without the prior written consent of SolarWinds, which consent shall not be unreasonably withheld, conditioned or delayed:
(a)    Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Confio Capital Stock, or split, combine or reclassify any Confio Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Confio Capital Stock, or purchase or otherwise acquire, directly or indirectly, any Confio Capital Stock (except for the repurchase of shares of Confio Common Stock at cost from employees, directors, consultants or contractors in connection with the termination of services pursuant to existing repurchase rights);
(b)    Issue, deliver, sell or authorize, propose or commit to the issuance, delivery or sale of, any of Confio’s Capital Stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than in connection with any outstanding Options which are exercised by an Option Holder between the date hereof and the Effective Time;
(c)    Accelerate, amend or change the period of exercisability of any Option (other than the automatic acceleration of, or amendments or changes to, the period of exercisability of any outstanding Option pursuant to the terms of such Option or corresponding option plan in connection with the Merger);
(d)    Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division;
(e)    Sell, lease, license or otherwise dispose of any of its material properties or assets, except in ordinary course of business;

(f)    (i) Increase or agree to increase the compensation (including salary, bonus, benefits or other remuneration) payable or to become payable to any director, officer, consultant, agent, or employee; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreements with, any employees or officers, other than the payment of severance or termination pay in accordance with any existing contractual commitments or the terms of any Corporation Plan; (iii) enter into any collective bargaining agreement; (iv) establish, adopt, enter into or amend (except as may be required by Law) or increase any benefits under any Corporation Plan; or (v) forgive any indebtedness of any employee to Confio;
(g)    Amend any of the Confio Charter Documents;
(h)    Make any loans to any Person or guarantee any debt securities of others (other than as a result of the endorsement of checks for collection and for advances for employee reimbursable expenses, in each case in the ordinary course of business);
(i)    Initiate any litigation or arbitration proceeding;
(j)    Modify, amend or terminate any Material Contract (other than any immaterial modification or amendment in the ordinary course of business), or waive, release or assign any material rights or claims, including any write-off or other compromise of any Accounts Receivable other than in the ordinary course of business or commit any act or fail to take any action that would result in a material breach of such a contract;
(k)    Make or rescind any Tax election, settle or compromise any material Tax Liability or amend any Tax Return;
(l)    Make or commit to make any capital expenditure in excess of $25,000 individually or $50,000 in the aggregate;
(m)    Enter into any new license for any intellectual property to or from any third party other than in the ordinary course of business;
(n)    Fail to timely pay accounts payable and other obligations in the ordinary course of business (other than those accounts payable and other obligations being contested in good faith) or accelerate the payment of any Accounts Receivable other than in the ordinary course of business;
(o)    Mortgage or pledge any of its material property or assets or subject any such assets to any Encumbrance (other than Permitted Encumbrances);
(p)    Hire any employees or retain any consultants;
(q)    Create, incur, assume or otherwise become liable for any indebtedness in an aggregate amount in excess of $50,000, or guarantee or endorse any obligation or the net worth of any Person;

(r)    Create, incur, assume or otherwise become liable for any material contingent Liability as guarantor or otherwise with respect to the obligations of others;
(s)    Pay, discharge or satisfy any obligation or Liability, absolute, accrued, contingent or otherwise, that is not yet due, in an amount in excess of $25,000;
(t)    Take, or fail to take, any other action that result in a material breach or inaccuracy of any representation or warranty of Confio herein;
(u)    Adopt a plan of complete or partial liquidation or resolution as providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization; except as provided for in Section 6.9; or
(v)    Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (u) above.
6.3    Employment; Corporation Plans.
(a)Prior to the Closing Date, SolarWinds or its Affiliates may make offers of employment to each Confio employee that SolarWinds has designated as a Confio Key Employee (as listed on Schedule 1.1(p)); SolarWinds shall provide to each such Confio Key Employee the necessary paperwork for such employment including the Key Employee Non-competition Agreement and Employee Proprietary Information Agreement (collectively, the “Standard Employee Documents”). SolarWinds may also, in its sole discretion, identify other Confio employees as Continuing Employees to receive offers of employment by SolarWinds or its Affiliates. Such employment offers to Confio Key Employees and Continuing Employees shall be effective as of the Effective Time. Such employment offers to Confio Key Employees and Continuing Employees shall be on such terms and conditions as SolarWinds shall determine in its discretion.

(b)Nothing contained in this Article VI shall create any rights in any Confio Key Employee or Continuing Employee to continued employment for any period after the Closing Date.

(c)From and after the Closing Date, any Confio Key Employee or Continuing Employee who signs the Standard Employee Documents, and chooses to remain an employee of Confio or become an employee of SolarWinds, as the case may be, shall be given (to the extent he or she elects to participate and it is permitted by Law), credit for past service with Confio for purposes of participation under any Corporation Plan (including any SolarWinds 401(k) plan or Welfare Plan and (other than for defined benefit pension plans) benefit accrual purposes under any Welfare Plan offered by SolarWinds to such employee, including, without limitation, any vacation/paid time off policy).

(d)Any severance amounts to be paid in connection with the termination of any employee of Confio who is not a Confio Key Employee or a Continuing Employee shall be paid by SolarWinds prior to Closing; provided, however, that any severance payments pursuant to change in control or employment agreements already in place between such employee(s) and Confio shall be paid by Confio.

(e)Prior to the Closing, and effective immediately prior to the Closing in accordance with applicable Laws, Confio shall take all necessary action to terminate, or withdraw from, as applicable, any Corporation Plan covering any Confio employee.

6.4    Access to Books and Records Following the Closing. Following the Closing, SolarWinds shall permit the Equity Holder Representative and its authorized representatives, during normal business hours and upon reasonable notice, to have reasonable access to, and examine and make copies of, all books and records of Confio and/or SolarWinds that relate to transactions or events occurring prior to the Closing or transactions or events occurring subsequent to the Closing that are related to or arise out of transactions or events occurring prior to the Closing; provided, however, (a) that the Equity Holder Representative and his representatives shall take such action as is deemed necessary in the reasonable judgment of SolarWinds and Confio to schedule such access and visits through a designated officer of Confio and in such a way as to avoid disrupting the normal business of SolarWinds and/or Confio, (b) neither SolarWinds nor Confio shall be required to take any action that would constitute a waiver of the attorney-client or other privilege and (c) neither SolarWinds nor Confio need supply the Equity Holder Representative, or his representatives, with any information which, in the reasonable judgment of SolarWinds or Confio (as the case may be), is under a contractual or legal obligation not to supply, including, without limitation, as a result of any governmental or defense industrial security clearance requirement or program requirements of any Governmental Entity prohibiting certain Persons from sharing information.
6.5    Certain Tax Matters.
(a)    Tax Periods Ending on or Before the Closing Date. SolarWinds shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis and on a basis reasonably consistent with Confio’s past practice (unless SolarWinds is advised in writing otherwise by its independent outside accountants or attorneys that such practice is contrary to applicable Law), all Tax Returns with respect to Confio for taxable periods ending on or prior to the Closing Date and required to be filed thereafter (the “Prior Period Returns”). The reasonable costs of preparing and filing all such Prior Period Returns shall be the responsibility of the Equity Holders and SolarWinds shall be entitled to be reimbursed such costs from the Escrow Fund established pursuant to Section 7.4 hereof. SolarWinds shall provide a draft copy of such Prior Period Returns to the Equity Holder Representative for its review at least ten (10) Business Days prior to the due date thereof. The Equity Holder Representative shall provide his comments to SolarWinds at least five (5) Business Days prior to the due date of such Prior Period Returns and SolarWinds shall make all changes reasonably requested by the Equity Holder Representative in good faith (unless SolarWinds is advised in writing by its independent outside accountants or attorneys that such changes (i) are contrary to applicable Law, or (ii) will have a material adverse effect on SolarWinds or any of its Affiliates in any taxable period ending after the Closing Date). Within five (5) Business Days after the date on which SolarWinds pays any Taxes of Confio with respect to any Prior Period Returns, the Confio Equity Holders shall, to the extent such Taxes have not been accrued or otherwise reserved for on the Estimated Closing Balance Sheet and taken into account as a current liability for purposes of calculating the Closing Working Capital Amount, pay to SolarWinds the amount of such Taxes that relates to the Prior Period Returns. In the event that the Confio Equity Holders for any reason fail to make the payment contemplated in the previous sentence, then SolarWinds may bring an indemnification claim under Article VII.
(b)    Tax Periods Beginning Before and Ending After the Closing Date.
(i)    SolarWinds shall prepare, or cause to be prepared, and file, or cause to be filed, on a basis reasonably consistent with Confio’s past practice, any Tax Returns of Confio for Tax periods that begin before the Closing Date and end after the Closing Date (collectively, the “Straddle Periods” and each, a “Straddle Period”). SolarWinds shall provide a draft copy of such Straddle Period Tax Returns to the Equity Holder Representative for review at least ten (10) Business Days prior to the due date thereof. The Equity Holder Representative shall provide comments to SolarWinds at least five (5) Business Days prior to the due date of such Tax Returns and SolarWinds shall make all changes reasonably requested by the Equity Holder Representative in good faith (unless SolarWinds is advised in writing by its independent outside accountants and attorneys that such changes (i) are contrary to applicable Law, or (ii) will, or are likely to, have a material adverse effect on SolarWinds or any of its Affiliates in any taxable period ending after the Closing Date). Within five (5) Business Days after the date on which SolarWinds pays any Taxes of Confio with respect to any Straddle Period, the Confio Equity Holders shall, to the extent such Taxes have not been accrued or otherwise reserved for on the Estimated Closing Balance Sheet and taken into account as a current liability for purposes of calculating the Closing Working Capital Amount, pay to SolarWinds the amount of such Taxes that relates to the portion of such Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”). In the event that the Confio Equity Holders for any reason fail to make the payment contemplated in the previous sentence, then SolarWinds may bring an indemnification claim under Article VII.
(ii)    For purposes of this Agreement:
(1)    In the case of any gross receipts, sales and use, income, or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (x) the Pre-Closing Tax Period and (y) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”) shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of Confio.
(2)    In the case of any Taxes (other than gross receipts, sales and use, income, or similar Taxes) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the portion of the Straddle Period prior to the Closing Date shall be equal to the product of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that appropriate adjustments shall be made to reflect specific events that can be identified and specifically allocated as occurring on or prior to the Closing Date (in which case the Confio Equity Holders shall be responsible for any Taxes related thereto) or occurring after the Closing Date (in which case, SolarWinds shall be responsible for any Taxes related thereto).

(iii)    SolarWinds shall be responsible for any Taxes with respect to the Post-Closing Tax Period of the Straddle Periods.
(c)    Cooperation on Tax Matters.
(i)    SolarWinds and the Equity Holder Representative shall cooperate fully, as and to the extent reasonably requested by any Party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding (including any determination by SolarWinds of any limitation on the net operating losses or other Tax attributes of Confio under Code Sections 382, 383 or 384) and making their respective employees, outside consultants and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. SolarWinds and the Equity Holder Representative, on behalf of the Equity Holders, agree (A) to retain all books and records with respect to Tax matters pertinent to Confio relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by SolarWinds or the Equity Holder Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity, and (B) to give the other reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other so requests, SolarWinds or the Equity Holder Representative, as the case may be, shall allow the other to take possession of such books and records.
(ii)    SolarWinds and the Equity Holder Representative further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Contemplated Transactions).
(iii)    The Equity Holder Representative further agrees, upon request, to provide SolarWinds with all information that SolarWinds may reasonably request to satisfy the requirements of FASB Interpretation 48.
(d)    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Contemplated Transactions (including any transfer or similar Tax imposed by any Governmental Entity) shall be shared equally between SolarWinds on the one hand and the Confio Equity Holders on the other, and each shall be responsible for one-half of such Taxes. The Party required by Law to do so will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, the other Parties will join in the execution of any such Tax Returns and other documentation.
(e)    Indemnification and Tax Contests. SolarWinds’ and the Confio Equity Holders’ payment and indemnification obligations with respect to the covenants in this Section 6.5,

together with the procedures to be observed in connection with any Tax contest, shall be governed by Article VII.
6.6    Spreadsheet. Not less than two (2) Business Days prior to the Closing Date, Confio shall deliver to SolarWinds a spreadsheet (the “Estimated Spreadsheet”) substantially in the form of Schedule 6.6, which Estimated Spreadsheet shall include, as of the Closing (on a pro forma basis) (a) a list of all Confio Equity Holders and their respective addresses (to the extent known), (b) the number of shares of Confio Capital Stock or Options held by such Confio Equity Holders, (c) the portion of the Common Share Amount due to each Confio Equity Holder, (d) the amount of the Escrow Cash to be deposited with the Escrow Agent on behalf of each Confio Equity Holder and (e) the Pro Rata Share of each Confio Equity Holder. At or prior to the Closing, Confio shall revise the Estimated Spreadsheet to reflect any changes or correct any inaccuracies set forth in the Estimated Spreadsheet provided by SolarWinds to Confio prior to the Closing Date (such final spreadsheet delivered to SolarWinds pursuant to Section 3.5(a)(iv), the “Spreadsheet”).
6.7    Directors’ and Officers’ Liability.
(a)    SolarWinds agrees that all rights to indemnification for acts or omissions occurring prior to the Closing existing as of the date of this Agreement under (i) any Confio Charter Document or (ii) any written agreement pursuant to which Confio is a party providing for indemnification in favor of the current and former directors and/or officers of Confio shall survive the Closing and shall continue in full force and effect in accordance with their terms following the Closing, and SolarWinds shall, and shall cause the Surviving Corporation to, fulfill and honor such obligations to the maximum extent permitted by applicable Law. Notwithstanding anything to the contrary in this Agreement, this Section 6.7(a) is intended to benefit each Person who was a director and/or an officer of Confio prior to the Closing, and shall be binding on all successors of SolarWinds and Confio. SolarWinds hereby guarantees the payment and performance by the Surviving Corporation of the indemnification and other obligations pursuant to this Section 6.7(a) and the Confio Charter Documents. In the event that SolarWinds, the Surviving Corporation or any of their successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of SolarWinds or Confio or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 6.7(a).
(b)    Prior to the Closing, Confio shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as Confio’s current insurance carrier with respect to the directors’ and officers’ liability insurance in an amount and scope at least as favorable as Confio’s existing policies with respect to matters existing or occurring at or prior to the Closing Date.
(c)    The provisions of this Section 6.7 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each current director and officer of Confio and his or her heirs and personal representatives, and nothing in this Agreement shall affect any indemnification rights that any such current director or officer and his or her heirs and personal representatives may have under the Confio Charter Documents or any Contract or applicable Law. The obligations of SolarWinds under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.7 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7).
6.8    Required Approvals.
(a)    Confio and SolarWinds shall use their reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Contemplated Transactions as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by SolarWinds, Confio or any of their respective subsidiaries or stockholders, and (B) to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the Hart-Scott Rodino Antitrust Improvements Act of 1976, and regulations and rules issued pursuant to that act (collectively, the “HSR Act”) (and antitrust and competition laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Contemplated Transactions required under (A) the HSR Act and antitrust and competition laws of any other applicable jurisdiction and (B) any other applicable Laws. Confio and SolarWinds shall cooperate with each other in connection with the making of all filings or submissions referenced in the preceding sentence and in connection with resolving any investigation or other inquiry of any Governmental Entity with respect to any such filing or submission. Confio and SolarWinds shall, to the extent practicable, consult the other on, all the information relating to Confio, SolarWinds and its subsidiaries, and the stockholders of each, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger. Confio and SolarWinds may, as each deems reasonably advisable and necessary, designate any competitively sensitive information requested by the other under this Section 6.8(a) as “outside counsel only,” and such information shall be given only to such requesting party’s outside legal counsel based on an undertaking from such counsel reasonably satisfactory to the other party to the effect that such information shall be kept confidential and not provided to the requesting party. In addition, Confio, SolarWinds and the stockholders of each may redact any information from such documents shared with the other party or its counsel that is not pertinent to the Merger and the subject matter of the filing or submission. Each of Confio and SolarWinds shall promptly notify and provide a copy to the other party of any written communication received from any Governmental Entity with respect to any filing or submission or with respect to the Contemplated Transactions. Each of Confio and SolarWinds shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such filing or any such transaction. Neither Confio nor SolarWinds shall, nor shall they permit their respective officers, employees, consultants, attorneys, accountants or other representatives (collectively, the “Representatives”) to, independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such filing, investigation or other inquiry without giving the other prior notice of such meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The Parties to this Agreement will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to this Agreement in connection with proceedings under, or related to, the HSR Act or applicable competition laws.
(b)    Confio and SolarWinds shall give any notices to third parties, and use, and cause their respective subsidiaries to use, reasonable best efforts to obtain any non-governmental third party consents necessary, proper or advisable to consummate the Contemplated Transactions. In the event that either party shall fail to obtain any such third party consent, such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon Confio and SolarWinds, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent; provided, however, that this Section 6.8(b) shall not constitute in any way a waiver of the closing condition in Section 3.4(c)(i) related to the delivery of third party consents.
6.9    No Solicitation of a Competing Proposal.
(a)    Subject to Section 6.9(b), from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Confio agrees that it will not, and that it will use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, a Competing Proposal (as defined below) or (ii) enter into or participate in any discussions or negotiations with, or disclose or provide any material nonpublic information concerning Confio to, any Person with respect to a Competing Proposal. Subject to Section 6.9(b), Confio shall immediately cease and cause to be terminated any activities that would otherwise be a violation of this Section 6.9(a) heretofore conducted by Confio or its Representatives with respect to any Competing Proposal.
(b)    Notwithstanding the limitations set forth in Section 6.9(a), if, after the date of this Agreement, Confio receives a Competing Proposal that was either unsolicited or solicited prior to the date of this Agreement and that the Confio Board of Directors determines in good faith after consultation with Confio’s outside legal and financial advisors (i) is or could reasonably be expected to result in a Superior Proposal (as defined below), and (ii) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Confio Stockholders under applicable law, Confio may: (A) disclose or provide nonpublic information to the Person making such Competing Proposal, (subject to the prior execution by such Person of a confidentiality agreement on customary terms) and (B) engage in discussions or negotiations with such Person with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable following Confio taking such actions as described in clauses (A) and (B) above, Confio shall provide written notice to SolarWinds of such determination of the Confio Board of Directors as provided above.

(c)    The Confio Board of Directors has adopted a resolution declaring that this Agreement is advisable and recommending that the Confio Stockholders adopt this Agreement and approve the Merger (the “Company Board Recommendation”). Subject to Section 6.9(d), the Confio Board of Directors shall not (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to SolarWinds, the Company Board Recommendation, (ii) recommend a Superior Proposal to the Confio Stockholders, or (iii) cause Confio to enter into any letter of intent, agreement in principle, or definitive agreement (A) relating to any Superior Proposal (other than a confidentiality agreement on customary terms entered into in accordance with the provisions of Section 6.9(b)) or (B) requiring Confio to abandon, terminate or fail to consummate the Merger.
(d)    Notwithstanding the limitations set forth in Sections 6.9(a) and 6.9(c), prior to obtaining the Confio Stockholder Approval, the Confio Board of Directors may (i) withdraw, qualify or modify in a manner adverse to SolarWinds, the Company Board Recommendation (a “Change of Board Recommendation”), (ii) recommend a Superior Proposal to the Confio Stockholders, or (iii) cause Confio to enter into any letter of intent, agreement in principle or definitive agreement relating to a Superior Proposal, if, in any case, the Confio Board of Directors determines, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Stockholders under applicable law; provided that concurrently with entering into any such letter of intent, agreement in principle or definitive agreement, Confio shall terminate this Agreement pursuant to Section 8.1(g) and pay the amount it is obligated to pay in accordance with Section 8.3(b).
(e)    As used in this Agreement, “Competing Proposal” shall mean any written bona fide proposal (other than a proposal or offer by SolarWinds or any of its subsidiaries) for (i) a merger or business combination with or involving Confio; (ii) the acquisition by any Person of a material portion of the assets or Business; or (iii) the acquisition by any Person of fifty percent (50%) or more of the issued and outstanding Confio Capital Stock.
(f)    As used in this Agreement, “Superior Proposal” shall mean a Competing Proposal for or in respect of all or substantially all of the outstanding Confio Shares or all or substantially all of the assets or Business made by any Person on terms that the Confio Board of Directors determines in good faith, after consultation with Confio’s financial and legal advisors, and considering such factors as the Confio Board of Directors considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to Confio and its Stockholders than the Contemplated Transactions.
6.10    Further Assurances. The Parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Business to SolarWinds, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the Contemplated Transactions. Without limiting the generality of the foregoing, Confio and the Equity Holder Representative, on behalf of the Confio Equity Holders, agree to use commercially reasonable efforts to assist SolarWinds, Confio or its or their designee, in every reasonable way, to perfect the rights of SolarWinds or Confio in any Confio Intellectual Property Rights, including the completion and filing of any patent, trademark or copyright applications with the PTO or any foreign agency and any assignments related thereto; provided, however, that SolarWinds shall reimburse the Equity Holder Representative for any filing fees incurred by the Equity Holder Representative in connection with such matters.
ARTICLE VII

ESCROW AND INDEMNIFICATION
7.1    Survival of Representations, Warranties and Covenants. The Indemnifying Party’s Liability for Damages resulting from breaches of representations and warranties shall survive the Closing and continue until that date that is eighteen (18) months following the Closing Date. Notwithstanding the foregoing:
(i)    claims for indemnification based on breaches of representations and warranties in connection with Section 4.11 (Taxes) shall survive through and until that date that is thirty (30) days after the expiration of the applicable statute of limitations (the “Statute of Limitation Claims”); and
(ii)    claims for indemnification based on breaches of representations and warranties in connection with Section 4.1 (Confio Corporate Organization; Standing and Power), Section 4.2 (Capitalization), Section 4.3(a) and (b)(i) (Authority), Section 4.21 (Brokers or Finders), and fraud, shall survive indefinitely (collectively, the “Indefinite Claims”).
The Statute of Limitation Claims and Indefinite Claims are collectively the “Surviving Claims.” Unless otherwise specified herein, covenants in this Agreement shall survive the Closing until such covenants are fully performed by the applicable Party or waived by the beneficiaries thereof.
7.2    Indemnification.
(a)    From and after the Closing, and subject to the provisions of Section 7.1 and Section 7.3, the Confio Equity Holders (the “Indemnifying Parties”), severally (in proportion to their respective Pro Rata Shares), and not jointly, shall indemnify and hold harmless SolarWinds, the Surviving Corporation and their Affiliates, and their stockholders, directors, officers, employees and agents (the “Indemnified Parties”) against, and reimburse them for, any actual Liability, damage, loss, obligation, demand, judgment, fine, penalty, cost or expense (including reasonable out-of-pocket legal fees and expenses, and the reasonable out-of-pocket costs of investigation incurred in defending against or settling such Liability, damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof) imposed on or reasonably incurred by the Indemnified Parties (collectively, the “Damages”) as a result of (i) any breach of any representation, warranty, agreement or covenant on the part of Confio, certain matters disclosed on the Confio Disclosure Schedule identified in Section 7.3(b)(v) below and any failure by Confio to obtain the third party consents, approvals, authorizations, Permits and waivers pursuant to Section 3.4(c)(i) (provided, however, that this Section 7.2(a) shall not constitute in any way a waiver of the Section 3.4(c)(i) closing condition), (ii) fraud by Confio, (iii) Taxes, as provided in Section 7.2(b) to the extent such Taxes have not been deducted in the calculation of the Purchase Price (it being the intent of the Parties that all of the provisions of this Agreement shall be interpreted to avoid requiring the Confio Equity Holders to pay twice for the same Tax or other Liability), (iv) any claim by any former or other equity interest owner of Confio for any transaction prior to the Effective Time involving Confio Capital Stock or other equity interests of Confio, (v) any expenses or payments of Confio incurred in connection with the Contemplated Transactions prior to Closing but not included in the Estimated Closing Balance Sheet or the Closing Balance Sheet, and (vi) any Working Capital Shortfall Amount as finally determined in accordance with Section 3.2.
(b)    The obligations of the Indemnifying Parties under Section 7.2(a) shall extend to (A) all Taxes of Confio with respect to taxable periods ending on or prior to the Closing Date and (B) all Taxes of Confio with respect to Straddle Periods to the extent that such Taxes are allocable to the period prior to Closing pursuant to Section 6.5(b) but excluding any Taxes resulting from any action taken by SolarWinds or its Affiliates outside the ordinary course of business on the Closing Date or after Closing with respect to Confio. Such obligations shall be without regard to whether there was any breach of any representation or warranty under Article IV with respect to such Tax or any disclosures that may have been made with respect to Article IV or otherwise. The indemnification obligations under this Section 7.2(b) shall apply even if the additional Tax liability results from the filing of a Tax Return or amended Tax Return with respect to a pre-Closing Date transaction or period (or portion of a period) by SolarWinds as permitted by this Agreement. SolarWinds shall not cause or permit Confio to file an amended Tax Return with respect to any taxable period ending on or prior to the Closing Date or any Straddle Period unless (i) the Equity Holder Representative provides its prior written consent to the filing of such amended Tax Return, which consent shall not be unreasonably withheld, conditioned or delayed, or (ii) SolarWinds obtains a written legal opinion from independent counsel reasonably acceptable to the Equity Holder Representative that such amendment is legally required to be filed by a Governmental Entity pursuant to the resolution of any Tax audit or administrative or court proceeding relating to Taxes (provided, further, that such legal opinion may not assume any facts that are disputed in good faith by the Equity Holder Representative). In the event of any conflict between the provisions of this Section 7.2(b) and any other provision of this Agreement, the provisions of this Section shall control.
(c)    Any payments made to any Party pursuant to this Article VII shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by SolarWinds and the Equity Holders and their respective Affiliates on their Tax returns to the extent permitted by Law.
7.3    Limitations on Indemnification Obligations. The rights of an Indemnified Party to indemnification under Section 7.2 are subject to the following limitations:
(a)    An Indemnified Party shall not be entitled to recover Damages under Section 7.2 until the cumulative amount of Damages claimed by the Indemnified Parties exceeds $500,000.00, in which case, such Indemnified Party shall be entitled to indemnification for all Damages in excess of (but not including) such amount subject to the limitations set forth herein. Notwithstanding the foregoing, the limitations contained in this Section 7.3(a) shall not apply to Excluded Damages, as defined below, and any Excluded Damages shall not be included in determining the cumulative Damages under this Section 7.3(a).

(b)    Except for injunctive relief and similar equitable remedies and except for Damages relating to or arising out of:
(i)fraud by Confio,

(ii)any breach of the Surviving Claims by Confio,

(iii)any payment due SolarWinds under Section 6.5,

(iv)claims set forth in Section 7.2(a)(iii), (iv), (v) or (vi) above (collectively, subparts (i), (ii), (iii) and (iv), the “Excluded Damages”), and

(v)(A) breaches of Section 4.10(o) and all matters disclosed on Section 4.10(o) of the Confio Disclosure Schedule (if any disclosed); and (B) breaches of Sections 4.10(w)(iii), (iv) or (v) and all matters disclosed on Part II of Section 4.10(w)(iv) and Section 4.10(v) of the Confio Disclosure Schedule; (collectively, subparts (A) and (B), the “Customer Contract Damages”), recourse to the Escrow Fund in accordance with the provisions hereof shall be the Indemnified Parties’ sole and exclusive remedy available for any Damages under Section 7.2, subject to the below provisions of this Section 7.3; provided, however, that with respect to Excluded Damages and Customer Contract Damages, the Indemnified Parties shall first seek to satisfy such Excluded Damages and Customer Contract Damages from the Escrow Fund and, if the Escrow Fund is insufficient to satisfy such Excluded Damages and Customer Contract Damages or has been released, then the Indemnified Parties shall be entitled to seek recourse from other sources.
(c)    The Indemnifying Parties shall not be liable for any Damages to the extent that such Damages have been reserved for on the Closing Balance Sheet and taken into account in calculating the Closing Working Capital Amount or have been otherwise recovered by any Indemnified Party or satisfied by any other Person including, without limitation, as a result of any Indemnified Party receiving compensation for such Damages pursuant to any policy of insurance maintained by any Indemnified Party, taking into account any increase in insurance premiums of SolarWinds. In determining the amount of Damages under this Agreement, the amount of Damages shall be decreased to take into account any Tax benefit available to the Indemnified Party as a result of the matter giving rise to such Damages.
(d)    The Indemnifying Parties shall not be liable for Customer Contract Damages related to items disclosed on Part II of Section 4.10(w)(iv) of the Confio Disclosure Schedule to the extent such Damages result from SolarWinds not continuing to perform consistent with Confio’s past practice.
(e)    Notwithstanding anything to the contrary contained herein, the Indemnifying Parties shall not have any Liability under any provision of this Agreement for (i) any Damages consisting of any diminution in value, (ii) any punitive, incidental, consequential, special or indirect Damages or (iii) any Damages consisting of multiples of EBITDA, discounted cash flow or other multiples used to determine the Purchase Price hereunder, except, with respect to clauses (i), (ii) and (iii) to the extent such Damages are payable to a third party pursuant to a Third Party Claim; provided, however, that Confio will be liable for any Damages consisting of lost revenue, profits or earnings, or increased expenses.
(f)    Notwithstanding anything to the contrary contained herein, in no event shall: (i) any Indemnifying Party’s aggregate liability with respect to Damages, other than Excluded Damages and Customer Contract Damages, arising out of or relating to this Agreement exceed such Confio Equity Holder’s Pro Rata Share of the Escrow Cash; (ii) any Indemnifying Party’s liability with respect to Damages in respect of any indemnification claim hereunder exceed the product of (A) the amount of such Damages indemnified by all Indemnifying Parties in respect of any such indemnification claim multiplied by (B) such Indemnifying Party’s Pro Rata Share; (iii) any Indemnifying Party’s aggregate liability with respect to Damages arising out of or relating to this Agreement exceed such Indemnifying Party’s net proceeds received in connection with the Merger; or (iv) the Indemnifying Parties’ collective aggregate liability with respect to Damages arising out of or relating this Agreement exceed the Purchase Price.
7.4    Escrow.
(a)    At the Closing, SolarWinds will deposit the Escrow Cash, without any act of the Equity Holders, with the Escrow Agent, such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein. The Escrow Cash may be invested as jointly directed in writing by SolarWinds and the Equity Holder Representative from time to time. In the absence of joint written instructions, the Escrow Cash shall be invested by the Escrow Agent in an U.S. Bank, National Association, money market deposit account, as more fully described on Exhibit J hereto. Any interest, earnings and income that accrue upon the Escrow Cash during the period of time during which the Escrow Cash is held in the Escrow Fund shall be deemed to be part of the Escrow Fund.
(b)    Subject to the following requirements, the Escrow Fund shall remain in existence through and until that date that is eighteen (18) months following the Closing Date (the “Escrow Period”). On the date that is twelve (12) months following the Closing Date, the Escrow Agent shall release from the Escrow Fund to the Paying Agent for distribution to the Confio Equity Holders an amount equal to (i) $2,500,000.00 of the Escrow Cash less (ii) (A) the amount paid to the Indemnified Parties pursuant to this Article VII for any claims that have been satisfied from the Escrow Fund prior to such date and (B) any unsatisfied claims specified in any Damages Certificate (as defined in Section 7.4(d) below). As soon as such claims specified in Section 7.4(b)(ii)(B) have been resolved (such resolution to be evidenced by the written agreement of SolarWinds and the Equity Holder Representative or a final judgment of any court), and within ten (10) Business Days thereafter, the Escrow Agent shall deliver to the Paying Agent for distribution to the Confio Equity Holders the remaining portion of the amounts specified in Section 7.4(b)(ii)(B), if any, with such amount to be paid to the Confio Equity Holders in accordance with each Confio Equity Holder’s Pro Rata Share as set forth on the Spreadsheet.
(c)    Upon the expiration of the Escrow Period, and within ten (10) Business Days thereafter, any and all of the remaining Escrow Cash shall be released from the Escrow Fund to the

Paying Agent for distribution to the Confio Equity Holders after accounting for (i) all amounts theretofore validly distributed out of the Escrow Fund to the Indemnified Parties pursuant to this Article VII and (ii) the retention of an amount of Escrow Cash equal to such portion of the remaining Escrow Fund which, subject to the objection of the Equity Holder Representative and the subsequent resolution of the matter, is necessary to satisfy any unsatisfied claims specified in any Damages Certificate delivered to the Equity Holder Representative prior to the end of the Escrow Period in accordance with the terms set forth in this Article VII, which amount shall remain in the Escrow Fund (and the Escrow Fund shall remain in existence) until such claims have been resolved in accordance with the terms hereof. As soon as such claims have been resolved (such resolution to be evidenced by the written agreement of SolarWinds and the Equity Holder Representative or the final judgment of any court), and within two (2) Business Days thereafter, the Escrow Agent shall deliver to the Paying Agent for distribution to the Confio Equity Holders the remaining portion of the Escrow Fund not required to satisfy any remaining claims with such amount to be paid to the Confio Equity Holders in accordance with each Confio Equity Holder’s Pro Rata Share as set forth on the Spreadsheet.
(d)    In the event that any Indemnified Party has determined that it has incurred or sustained Damages or that it reasonably anticipates that it will incur or sustain Damages, the Indemnified Party shall, (i) within ten (10) Business Days of making any such determination, and (ii) prior to any expiration for making such claim as set forth in Section 7.1, deliver to the Equity Holder Representative a certificate signed by any officer of the Indemnified Party (a “Damages Certificate”) (A) stating that the Indemnified Party has incurred or sustained Damages or reasonably anticipates that it could incur or sustain Damages and (B) specifying in reasonable detail the individual items of Damages included and the basis for such anticipated Liability.
(e)    The Equity Holder Representative shall have thirty (30) calendar days following its receipt of a Damages Certificate to object to any claim or claims made in a Damages Certificate. In the event that the Equity Holder Representative has not objected within such thirty (30) calendar day period to a Damages Certificate, then the Escrow Agent shall remit to the Indemnified Party an amount of Escrow Cash that is equal to the amount set forth in such Damages Certificate and the Escrow Fund shall be reduced by such amount. In the event that the Equity Holder Representative so objects within such thirty (30) calendar day period, such objection must be in the form of a certificate signed by the Equity Holder Representative and delivered to the Indemnified Party (an “Objection Certificate”), which certificate shall set forth the item or items of Damages in the Damages Certificate to which the Equity Holder Representative is objecting and a reasonable basis for each such objection.
(f)    For a period of fifteen (15) calendar days after the delivery of an Objection Certificate, the Indemnified Party and the Equity Holder Representative shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims as are objected to therein. If such an agreement is reached as to all or any portion of the Damages that are subject to the Objection Certificate, then a memorandum setting forth such agreement shall be prepared and signed by both Parties and, where an Indemnified Party is entitled to be compensated from the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum.

(g)    For federal and state income tax purposes, SolarWinds, the Confio Equity Holders and the Escrow Agent agree to treat the Escrow Fund in the following manner: (i) SolarWinds shall be treated as the owner of the Escrow Fund and thus shall take into account in filing its income tax returns all items of income, gain, loss and deduction with respect to the Escrow Fund, and (ii) the Escrow Agent shall report the income on the Escrow Fund on Internal Revenue Service Form 1099 showing the Escrow Agent as payor and SolarWinds as payee. SolarWinds shall be entitled to reimburse itself from the Escrow Fund, no more often than quarterly, an amount equal to thirty-six percent (36%) of the net income allocated to it from the Escrow Fund to enable it to pay its Taxes on such income. From and after the determination date, SolarWinds and the Confio Equity Holders shall be treated for Tax purposes as the owners of their respective portion of the Escrow Fund as set forth in a statement provided to the Escrow Agent, and thus each of SolarWinds and the Confio Equity Holders shall take into account in filing its income tax returns its share of the items of income, gain, loss and deduction with respect to the Escrow Fund. Any amount distributed from the Escrow Fund to the Confio Stockholders shall be treated as a payment pursuant to SolarWinds’ obligation to the Confio Stockholders arising from the Confio Stockholders’ sale of the Business to which the installment sale provisions of Section 453 of the Code and the unstated interest provisions of Section 483 or 1274 of the Code apply. Each of SolarWinds and the Confio Equity Holders shall provide the Escrow Agent with a completed IRS Form W-9 indicating its taxpayer identification number. Neither SolarWinds nor the Confio Equity Holders shall take any position for federal or state income Tax purposes that is inconsistent with the provisions of this Section 7.4(g).
7.5    Third Party Claims.
(a)    In the event an Indemnified Party becomes aware of a third party claim that the Indemnified Party reasonably believes may result in a demand for indemnification hereunder or for the assignment of, a license to, or the placement in escrow of, the Source Code (a “Third Party Claim”), the Indemnified Party shall notify the Equity Holder Representative of such claim as soon as reasonably practicable, and, in any event, within ten (10) calendar days after the Indemnified Party has received notice or otherwise learns of the assertion of such Third Party Claim, and the Equity Holder Representative shall be entitled (but not required), at the expense of the Confio Equity Holders, to participate in, but not to determine or conduct except to the extent provided in Section 7.5(b), the defense of such claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Equity Holder Representative shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Confio Equity Holders are thereby prejudiced.
(b)    The Equity Holder Representative will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Equity Holder Representative notifies the Indemnified Party in writing within thirty (30) Business Days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Equity Holder Representative provides the Indemnified Party with evidence reasonably acceptable to the

Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Parties, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Equity Holder Representative conducts the defense of the Third Party Claim in a commercially reasonably manner. The Equity Holder Representative will not consent to the entry of a judgment or enter into any settlement agreement without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such judgment or settlement includes a full release of the Indemnified Party in respect of all indemnifiable Damages resulting therefrom, related thereto or arising therefrom.
(c)    In the event any of the conditions in Section 7.5(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Equity Holder Representative in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly for the costs of defending against the Third Party Claim (including reasonable legal fees and expenses) upon the resolution of any such Third Party Claim, and (iii) the Indemnifying Party will remain responsible for any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article VII.
(d)    Notwithstanding anything to the contrary contained in this Section 7.5, SolarWinds shall have the right to control and make all decisions regarding interests in any Tax audit or administrative or court proceeding relating to Taxes, including selection of counsel and selection of a forum for such contest; provided, however, that in the event such audit or proceeding relates to Taxes for which the Confio Equity Holders are responsible and have agreed to indemnify SolarWinds, (i) SolarWinds, Confio and the Equity Holder Representative shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) the Equity Holder Representative shall have the right (but not the obligation) to participate in such audit or proceeding at the Confio Equity Holders’ expense, (iii) SolarWinds shall not enter into any agreement with the relevant Governmental Entity pertaining to such Taxes without the written consent of the Equity Holder Representative, which consent shall not unreasonably be withheld, and (iv) SolarWinds may, without the written consent of the Equity Holder Representative, enter into such an agreement provided that SolarWinds shall have agreed in writing to accept responsibility and liability for the payment of such Taxes and to forego any indemnification under this Agreement with respect to such Taxes. The Parties will keep each other reasonably informed as to matters related to any audit or judicial or administrative proceedings involving Taxes for which indemnification may be sought hereunder including, without limitation, any settlement negotiations.
(e)    Refunds of Tax relating to periods ending prior to the Closing Date (or to that portion of a Straddle Period that is prior to Closing under the principles of Section 6.5(b) shall be the property of the Confio Equity Holders, but only to the extent that such refunds are not attributable to (i) net operating loss or other carrybacks from periods ending after the Closing Date, (ii) refund claims that are initiated by SolarWinds (provided that SolarWinds gives the Equity Holder Representative prior notice of such possible claim and the Equity Holder Representative declines to pursue such refund at his own expense) or (iii) refunds reflected in the calculation of the Purchase Price; provided, however, that SolarWinds shall in no event have an obligation to file or cause to be filed a claim for refund with respect to any Taxes relating to any period. SolarWinds shall pay any refunds that are the property of the Confio Equity Holders to the Paying Agent for distribution to the Confio Equity Holders, in immediately available funds and in accordance with each Confio Equity Holder’s Pro Rata Share within five (5) Business Days of its receiving such refund (or realizing a Tax benefit attributable thereto) from the appropriate Governmental Authority.
(f)    The Indemnified Party shall reasonably cooperate with the Indemnifying Party in any defense, compromise or settlement, subject to this Section 7.5 including, without limitation, by making available all pertinent books, records and other information and personnel under its control to the Indemnifying Party.
(g)    Notwithstanding anything to the contrary contained in this Section 7.5, SolarWinds shall have the sole right to control and make all decisions regarding any Third Party Claim involving a material past, current or future Confio customer or vendor; provided, however, that in the event the Confio Equity Holders are responsible and have agreed to indemnify SolarWinds for such Third Party Claim, (i) SolarWinds, Confio, and the Confio Equity Holders shall cooperate in the defense, compromise or settlement thereof, (ii) the Confio Equity Holders shall have the right (but not the obligation) to participate in the defense, compromise or settlement thereof at the Confio Equity Holders’ expense, and (iii) any compromise or settlement by SolarWinds shall be approved by the Equity Holder Representative, which approval shall not be unreasonably withheld, conditioned or delayed.

7.6    Exclusive Remedy. Absent fraud, the indemnification provisions contained in this Article VII are intended to provide the sole and exclusive remedy following the Closing as to all Damages any Indemnified Party may incur arising from or relating this Agreement, the Merger or the Contemplated Transactions (it being understood that nothing in this Section 7.6 or elsewhere in this Agreement shall affect (a) the Parties’ rights to specific performance or other equitable remedies with respect to the covenants in this Agreement to be performed at or after the Closing or (b) the right of the Confio Equity Holders to bring an action at law for any breach of this Agreement by SolarWinds).
7.7    Exercise of Remedies by Indemnified Parties other than SolarWinds. No Indemnified Party (other than SolarWinds or any successors thereto or assignees thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless SolarWinds (or any successors thereto or assignees thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.
7.8    Escrow Agent’s Duties.
(a)    The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in this Agreement and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of SolarWinds and the Equity Holder Representative (the “Duties”). Such Duties shall include the following: (i) safeguarding and treating the Escrow Fund in accordance with the provisions of this Agreement and not as the property of SolarWinds, and holding the Escrow Fund in a separate account, apart from any other funds or accounts of the Escrow Agent or any other Person and (ii) holding and disposing of the Escrow Fund only in accordance with the provisions of this Agreement. The Duties of the Escrow Agent with respect to the Escrow Fund may be altered, amended, modified or revoked only by a writing signed by SolarWinds, the Escrow Agent and the Equity Holder Representative.
(b)    The Escrow Agent is hereby expressly authorized to disregard any and all notices given by any of the Parties hereto or by any other Person inconsistent with this Agreement, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the Parties hereto or to any other Person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.
(c)    The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the Parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.
(d)    The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(e)    The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) calendar days’ prior written notice to each of SolarWinds and the Equity Holder Representative, such resignation to be effective thirty (30) calendar days following the date such notice is given. In addition, SolarWinds and the Equity Holder Representative may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or any state thereof having a combined capital and surplus of not less than $100,000,000.00, shall be jointly appointed by SolarWinds and the Equity Holder Representative in writing. Any such successor escrow agent shall deliver to SolarWinds and the Equity Holder Representative a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the Escrow Fund. Thereafter, the predecessor Escrow Agent shall be discharged from any further duties and Liabilities under this Agreement.
(f)    In performing any duties hereunder, the Escrow Agent shall not be liable to any Party for damages, losses, or expenses, except for gross negligence, bad faith or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such Liability for any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible if acting in good faith for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with the Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by it in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any Person acting or purporting to act on behalf of any Party to this Agreement.
(g)    If any controversy arises between the Parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent shall await the decision of a court of competent jurisdiction and act to make or withhold payments out of the Escrow Fund in accordance with such decision.
(h)    In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, refrain from taking any action other than retaining possession of the Escrow Fund, unless the Escrow Agent receives written instructions, signed by SolarWinds and the Equity Holder Representative, that eliminates such ambiguity or uncertainty.
(i)    SolarWinds, the Equity Holder Representative (on behalf of the Confio Equity Holders and not individually) and their respective successors and assigns, jointly and severally, shall indemnify and hold the Escrow Agent harmless against any and all losses, claims, damages, Liabilities, and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on the Escrow Agent or incurred by the Escrow Agent in connection with the performance of its duties under this Agreement.
(j)    All fees of the Escrow Agent for performance of its duties hereunder shall be paid one-half (1/2) by SolarWinds and one-half (1/2) by the Confio Equity Holders in accordance with the standard fee schedule of the Escrow Agent as set forth on Exhibit K hereto. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the Parties request a substantial modification of its terms, or if a controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorneys’ fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.
(k)    Any extraordinary fees and expenses, including, without limitation, any fees or expenses (including the fees or expenses of outside counsel to the Escrow Agent) incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Cash or the validity of a Damages Certificate or Objection Certificate shall, unless otherwise ordered by the applicable arbitrator, be paid one-half (1/2) by the Confio Equity Holders and one-half (1/2) by SolarWinds within ten (10) calendar days of receipt of a written invoice from the Escrow Agent accompanied by evidence of a written invoice for such fees and expenses received by the Escrow Agent.
ARTICLE VIII

TERMINATION
8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of SolarWinds and the Equity Holder Representative as duly authorized by the Boards of Directors of SolarWinds and Confio;
(b)    by Confio or SolarWinds, at any time after October 30, 2013 if the Closing shall have not occurred by such date (the “Termination Date”);
(c)    by Confio or SolarWinds, if any court of competent jurisdiction or any Governmental Entity shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions and such order is or shall have become final and non-appealable;
(d)    by SolarWinds, if there has been a breach by Confio of any representation, warranty, covenant or agreement contained in this Agreement which (i) results in a Confio Material Adverse Effect, (ii) would result in a failure of a condition set forth in Section 3.4(b) or 3.4(c) and (iii) cannot be cured prior to October 30, 2013;

(e)    by Confio, if there has been a breach by SolarWinds or the Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) results in a SolarWinds Material Adverse Effect, (ii) would result in a failure of a condition set forth in Section 3.4(a) or 3.4(c) and (iii) cannot be cured prior to October 30, 2013;
(f)    by SolarWinds, at any time after October 30, 2013, if the holders of at least ninety percent (90%) of the outstanding Shares have not voted or acted by written consent to adopt and approve this Agreement, the Merger and the Contemplated Transactions and have not irrevocably waived their rights to be Dissenting Stockholders; or
(g)    by Confio, in accordance with, and subject to the terms and conditions of, Section 6.9 with respect to the termination of this Agreement to enter into a Superior Proposal with a third party, and upon the payment provided in Section 8.3(b).
provided, however, that no Party shall be entitled to terminate this Agreement if the breach by such Party of any provision of this Agreement has been a material cause of or resulted in the failure of the Contemplated Transactions to be consummated by such date.
8.2    Procedure for Termination. In the event of termination and abandonment of the Merger by Confio or SolarWinds pursuant to this Article VIII, written notice thereof shall forthwith be given to the other Party.
8.3    Effect of Termination.
(a)    In the event of termination of this Agreement in accordance with the provisions of this Article VIII, this Agreement shall forthwith become void and no Party to this Agreement shall have any liability or further obligation arising under this Agreement to any other Party hereto, except as provided in Section 8.3(b) and Sections 9.14 and 9.15 hereof, which provisions shall survive such termination; provided, however, that nothing in this Section 8.3 shall prejudice any rights, claims or causes of action that may have accrued hereunder or with respect hereto prior to the date of such termination arising from any Party’s willful breach of this Agreement.
(b)    If this Agreement is terminated by Confio pursuant to Section 8.1(g) in order to enter into a letter of intent, agreement in principle or definitive agreement relating to a Superior Proposal, then Confio shall pay to SolarWinds an amount in cash equal to $3,500,000.00 promptly following such termination. Any payment made pursuant to the preceding sentence to SolarWinds shall be the sole and exclusive monetary remedy of SolarWinds and Merger Sub resulting from such termination of this Agreement by Confio.
ARTICLE IX

GENERAL PROVISIONS
9.1    Notices. All notices, requests and other communications required or permitted hereunder, or otherwise made in connection with this Agreement, shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic mail, sent by nationally-

recognized overnight courier, or mailed by registered or certified mail (return receipt requested, postage prepaid) or sent via facsimile (with confirmation of receipt) to the Parties at the addresses set forth below (or to such other address as the Party to whom notice is to be given may have furnished to the other Parties hereto in writing in accordance herewith). Any such notice, request or communication shall be deemed to have been delivered and received (v) in the case of personal delivery, on the date of such delivery, (w) in the case of electronic mail, on the date sent if either (i) confirmation of receipt is received (or no “bounce back” is received) or (ii) such notice is promptly mailed by registered or certified mail (return receipt requested), (x) in the case of facsimile, on the date sent if either (i) confirmation of receipt is received or (ii) such notice is promptly mailed by registered or certified mail (return receipt requested), (y) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date sent, and (z) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted:
(a)    if to SolarWinds or the Merger Sub, to:
SolarWinds, Inc.
3711 S. MoPac Expressway, Building Two
Austin, Texas 78746
Attention: Chief Financial Officer
Facsimile No.: (512) 682-9301
Telephone No.: (866) 530-8100
Email: cfo@solarwinds.com

with a copy (which will not constitute notice) to:

Squire Sanders (US) LLP
8000 Towers Crescent Drive
14th Floor
Vienna, Virginia 22182
Attention: John E. Thomas
Facsimile No.: (703) 720-7801
Telephone No.: (703) 720-7835
Email: john.thomas@squiresanders.com

(b)    if to Confio, to:
Confio Corporation
4772 Walnut St., Suite 100
Boulder, Colorado 80301-2532
Attention: Chief Executive Officer
Facsimile No.: (303) 938-8383
Telephone No.: (303) 938-8282
Email: mattlarson@confio.com

with a copy (which will not constitute notice) to:

Roberts & Olivia, LLC
2060 Broadway, Suite 250
Boulder, Colorado 80302
Attention: William R. Roberts, Esq.
Facsimile No.: (720) 210-5447
Telephone No.: (720) 210-5447 ext.71
Email: wrroberts@wrrlaw.com

(c)    if to the Confio Equity Holders, to the Equity Holder Representative:
Charles Sander
8427 Greenwood Drive
Niwot, Colorado 80503
Facsimile No.: (303) 652-8458
Telephone No.: (303) 652-3824

with a copy (which will not constitute notice) to:

Roberts & Olivia, LLC
2060 Broadway, Suite 250
Boulder, Colorado 80302
Attention: William R. Roberts, Esq.
Facsimile No.: (720) 210-5447
Telephone No.: (720) 210-5447 ext.71
Email: wrroberts@wrrlaw.com

(d)    if to the Escrow Agent, to:
Alan Maravilla
Vice President
U.S. Bank National Association
Corporate Trust Services
One California Street
Suite 1000
San Francisco, California 94111
Facsimile No.: (415) 677-3768
Telephone No.: (415) 677-3598
Email: alan.maravilla@usbank.com

9.2    Interpretation. When a reference is made in this Agreement to Exhibits, Schedules or Sections, such reference shall be to an Exhibit, Schedule or Section to or of this Agreement unless otherwise indicated. Any reference to any Law will be deemed also to refer to such Law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” or “but not limited to” or words of similar import. Pronouns in the masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. In this Agreement, any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities taken as a whole means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), Liabilities, business, prospects, operations or results of operations of such entity or group of entities. The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the Party to whom such information is to be made available. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
9.3    Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the other Transaction Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules (including the Confio Disclosure Schedule) (a) constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and representations, both written and oral, among the Parties with respect to the subject matter hereof and (b) is not intended to confer upon any other Person any rights or remedies hereunder, except as provided herein and except that (i) the Confio Equity Holders shall have all rights hereunder with respect to payment of the Purchase Price and (ii) the directors and officers of Confio shall have the rights set forth in Section 6.7.
9.4    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.5    Remedies Cumulative. Except as otherwise provided herein, including the sole and exclusive remedy provision of Section 7.6, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
9.6    Governing Law; Jurisdiction. This Agreement and all claims and causes of action arising hereunder or relating hereto shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to applicable principles of conflicts of law. Each of the

Parties hereto irrevocably consents to the exclusive jurisdiction of any federal or state court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.
9.7    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
9.8    Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void, except that (a) SolarWinds may assign this Agreement to any Affiliate of SolarWinds without the prior written consent of any other Party; provided, however, that SolarWinds shall remain liable for all of its obligations under this Agreement, and (b) this Agreement and any of the rights, interests, or obligations incurred hereunder, in part or as a whole, are assignable by the Confio Equity Holders upon the prior written consent of SolarWinds, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
9.9    Rules of Construction. The Parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.
9.10    Fees. Except as otherwise set forth in this Agreement, in the event of any suit or other proceeding to construe or enforce any provision of this Agreement or any other agreement to be entered into pursuant hereto, or otherwise in connection with this Agreement, the prevailing Party’s or Parties’ reasonable legal, accounting and other fees and costs (in addition to all other amounts and relief to which such Party or Parties may be entitled) incurred in such suit or proceeding shall be paid by the non-prevailing Party or Parties.
9.11    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which shall be considered one and the same agreement. The Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.12    Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more Parties to this Agreement, and an executed copy of this Agreement may be delivered by one or more Parties to this Agreement by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such Party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any Party to this Agreement, all Parties to this Agreement agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction of this Agreement.
9.13    Amendments and Waivers. No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement shall be valid unless the same shall be in writing and signed by SolarWinds and the Equity Holder Representative. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising from this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.
9.14    Transaction Expenses. Confio, SolarWinds and the Confio Equity Holders will bear their own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Transaction Documents and the Contemplated Transactions; provided, however, that the obligation to pay Taxes shall be allocated pursuant to Section 6.5, the obligation to pay expenses in connection with the Escrow Fund shall be allocated pursuant to Section 7.8 and certain transaction expenses of Confio as paid in accordance with Section 3.5(b)(iv).
9.15    Public Announcements. SolarWinds, Confio, and each of their Affiliates will, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process.
9.16    USA Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each Person who opens an account. For a non-individual Person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Parties each agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.
9.17    Representation. Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers and Affiliates that Confio is the client of Roberts & Olivia, LLC (the “Firm”), and not of any Stockholder or Option Holder in connection with the Contemplated Transactions. After the Closing, it is possible that the Firm will represent one or more Stockholders, one or more Option Holders, the Equity Holder Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the Contemplated Transactions under this Agreement or in any other Transaction Document and any claims made thereunder pursuant to this Agreement or any other Transaction Document. SolarWinds and Confio hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement, any other Transaction Document and any claims that may be made thereunder pursuant to this Agreement or any other Transaction Document. The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, representative or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, any other Transaction Document or the Contemplated Transactions. Each of the Parties consents thereto, and waives any conflict of interest arising therefrom, and each such Party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in this connection.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SOLARWINDS WORLDWIDE, LLC

By: /s/ Kevin B. Thompson
Name: Kevin B. Thompson
Title: President and Chief Executive Officer

OPTIMUS ACQUISITION CORP.

By:     /s/ J. Barton Kalsu
Name: J. Barton Kalsu
Title: President

Signature Page to Merger Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

CONFIO CORPORATION

By:     /s/ Matthew Larson
Name: Matthew Larson
Title: Chief Executive Officer

THE EQUITY HOLDER REPRESENTATIVE:

/s/ Charles Sander
Charles Sander

Signature Page to Merger Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
ESCROW AGENT:
U.S. BANK, NATIONAL ASSOCIATION
By: /s/ Alan T. Maravilla
Name: Alan T. Maravilla
Title: Vice President

Signature Page to Merger Agreement